Via EDGAR
June 23, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Webb
Legal Branch Chief

Re:	First Horizon National Corporation (“FHN”, the “Company”, or “we”)
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (“March 2010 Form 10-Q”)
File No. 001-15185
Dear Mr. Webb:
We are in receipt of the letter, dated May 18, 2010, to William C. Losch III, Chief Financial Officer of FHN, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2009 Form 10-K and March 2010 Form 10-Q. We appreciate the Staff’s careful review of our filings and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. In many cases, our response includes an illustrative example of a future disclosure or disclosure enhancement. In such cases, the example is based on recent year-end or quarter-end data, and the precise language and substance of our actual future disclosure will depend upon the facts and circumstances at that future time.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.

Response

We will provide additional disclosure in future filings by providing a discussion of our current underwriting policies and procedures for major loan products within our commercial and consumer loan portfolios. We will also discuss our underwriting approach to variable rate loans and the general terms on which these are made.

FHN has specific policies and guidelines that provide guidance on underwriting its various loan and other credit-related products. Policies and guidelines promote prudent lending standards and are written to comply with applicable laws and regulations. The policies and guidelines outline underwriting criteria, collateral types, recommended collateral values, and documentation requirements.

Underwriting criteria set out in policies and guidelines vary by product. For example, loan-to-value (LTV) ratios for real estate secured loans are set in accordance with Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) guidance for that property type.

As noted in previous filings, we discontinued the origination of the Residential Consumer Real Estate Construction (OTC) product in early 2008. Since that time, the amount of outstanding principal balance in the OTC portfolio has been reduced significantly and it is no longer considered a major loan product for reporting purposes. The amount of outstanding principal balance of OTC loans was $105 million at March 31, 2010. Beginning with the March 2010 Form 10-Q, management has consolidated the remaining balances of this portfolio with and into the “Credit Card and Other” portfolios for reporting purposes.

The majority of our held-to-maturity (HTM) permanent mortgage portfolio resides in our non-strategic business segment and consists primarily of assets originated by exited businesses that were not sold into the secondary mortgage market for various reasons. This legacy portfolio is also expected to wind down over time as no new originations are being made for this portfolio. While we still offer mortgage products to customers in our Tennessee banking footprint, we are no longer originating permanent mortgages with the intent to hold them in our HTM loan portfolio.

In future Form 10-K and Form 10-Q filings, we anticipate expanding our discussion within the “Asset Quality” section of MD&A. An illustrative example of that additional disclosure is provided below based on existing disclosure on page 72 of our March 2010 Form 10-Q, with the proposed additions underlined:
C&I

The C&I portfolio was $6.9 billion as of March 31, 2010. This portfolio is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit.

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles. Underwriting typically includes due diligence of the borrower, analysis of the borrower’s available financial information, identification of the sources of repayment, adherence to loan documentation requirements, assigning credit risk grades to the loan using internally developed scorecards, and obtaining the appropriate approvals. Underwriting parameters also include LTVs depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Guideline and policy exceptions are identified and mitigated during the approval process.

Variable interest rate loans are usually underwritten at LIBOR or prime rate of interest plus or minus an appropriate margin percentage based on the determined credit risk specific to individual borrowers. FHN has significant portfolios in categories of manufacturing, finance and insurance, wholesale trade, and construction. The finance and insurance subsection of this portfolio, including bank-related and trust preferred loans (including loans to bank and insurance-related businesses), has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers. On March 31, 2010, 10 percent of the C&I portfolio, or 4 percent of total loans, was composed of bank-related and trust preferred loans that had combined reserves and LOCOM valuation allowance of 17.25 percent.

Income CRE

The Income CRE portfolio was $1.7 billion on March 31, 2010. This portfolio contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate. Major subcategories of Income CRE include retail, office, apartments, hospitality, and industrial.

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Loans are underwritten to maximum limits for loan amount, term, amortization, and LTV. Limits vary by product-type and, together with minimum requirements for equity, debt service coverage ratios (DSCRs) and level of pre-leasing activity, are set based on perceived risk in each subcategory. Loan-to-value limits are set below FDICIA 304 thresholds while term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. A borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. All income properties are required to meet or achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate refreshed quarterly. Specific levels of pre-leasing must be met for construction loans on income properties. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

Poor economic conditions have affected this portfolio through increased vacancies, slower stabilization rates, decreased rental rates, lack of readily available financing in the industry, and declining property valuations. Approximately 87 percent of this portfolio was originated through the regional bank.

Residential CRE

The Residential CRE portfolio was $.5 billion on March 31, 2010. This portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. FHN lends to finance vertical construction of these properties as well as the acquisition and development of the related land.

Residential CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Loans are underwritten to maximum limits for loan amount, term, LTV, and speculative exposure that vary by product-type and, together with minimum requirements for equity injections and project sales pace, are set based on perceived risk in each subcategory. Loan-to-value limits are set below FDICIA 304 thresholds while term is limited to the typical construction or development period for the underlying property-type including appropriate absorption time as set by the appraisal. Maximum outside term limits are set to avoid stale project performance. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a construction loan on a pre-sold house. In all events, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars.

Originations through national construction lending ceased in 2008 and balances have decreased by 80 percent since first quarter 2008. Performance of this portfolio has been severely stressed due to the devastated housing market. When active lending was occurring, the majority of the portfolio was on a floating rate basis tied to appropriate spreads over LIBOR or the prime rate.

Consumer Real Estate

The Consumer Real Estate portfolio was $6.1 billion on March 31, 2010, and is primarily composed of home equity lines and installment loans. For a majority of loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan-to-value ratios and debt-to-income ratios for each consumer real estate product. Documentation of a borrower’s full income is required unless the customer maintains an existing significant loan or deposit relationship. Identified guideline and policy exceptions are mitigated during the approval process.

The repayment ability of borrowers requesting HELOC loans are assessed using a principal and interest payment methodology based on the maximum amount of the loan at the current variable interest rate. If the first mortgage loan is a non-traditional mortgage, the debt-to-income calculation is based on a fully amortizing first mortgage payment. This portfolio is geographically diverse with strong borrower FICO scores. Deterioration is most acute in areas with significant home price depreciation and is affected by poor economic conditions — primarily unemployment. Approximately two-thirds of this portfolio was originated through national channels.
2.	Please revise your future filings to disclose the extent to which you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term. Describe the extent to which you have underwritten low or reduced documentation loans, including how you define those terms. Quantify the amounts underwritten during the periods and the amounts included in your portfolio as of the balance sheet dates presented. Please revise your nonperforming, charge-off, and past due tables to quantify the amount of such loans.

Response

Payment-Option ARM Loans

Historically, FHN originated through its legacy mortgage banking business first lien adjustable rate mortgage loans with borrower payment options. Payment options provided the borrower with the option to pay a minimum payment (which in most cases increased principal balance), interest only, or varying amounts of principal and interest. These loans were originated with the intent to sell. Originations of these loans were discontinued in third quarter 2007. While most of the loans were sold, a small amount remained unsold and was subsequently moved from loans held-for-sale (HFS) to the loan portfolio. Only $19 million of these loans remain in our mortgage portfolio as of December 31, 2009.

Sub-prime Lending

Sub-prime loans are broadly defined as all lending that would not qualify using traditional borrowing channels or underwriting practices. While sub-prime loans do not have a precise definition, they may be identified by a combination of characteristics of the borrower and structure of the loan. Sub-prime or non-prime loans generally have characteristics of lower FICO scores than prime borrowers combined with various levels of reduced documentation and higher initial LTV ratios. Generally, under FHN’s practices at that time for FHN-originated sub-prime loans, as FICO scores increased and the LTV ratio decreased, the extent of loan documentation requirements decreased; similarly, loan documentation requirements generally would increase as FICO scores decreased or the LTV ratio increased.

Prior to first quarter 2007, FHN originated through its legacy mortgage banking business first lien mortgage loans with the intent to sell with servicing released, that were considered sub-prime. Consistent with a redirection of FHN’s strategy, origination of these loans was entirely discontinued in early 2007 with the last sale of these loans into the secondary market occurring shortly thereafter. All sub-prime originations were initially classified as loans HFS on the consolidated balance sheet and were generally sold within 45 days of origination. At the time these originations discontinued, characteristics of sub-prime loans originated and sold by FHN would have had FICO scores ranging between 580 and 680, LTV ratios ranging between 80 and 100 percent.

Since FHN originated sub-prime loans with the intent to sell and because originations ceased more than 3 years ago, as of December 31, 2009, only $9 million of these loans remain on our balance sheet with a majority classified as loans held-for-sale.

Low or Reduced Documentation Origination

FHN generally defines low or reduced documentation loans as any loan originated with anything less than pay stubs, personal financial statements, or tax returns from potential borrowers. A similar term also utilized to reflect reduced income documentation loans has been “stated-income” or “stated.” Except for certain existing customer relationships and potentially a few others on an exception basis, FHN currently does not underwrite or originate any low or reduced documentation consumer real estate loans.

Historically, FHN did originate reduced documentation loans primarily within the residential consumer real estate construction (OTC), permanent mortgage, and consumer real estate home equity loan portfolios. However, as noted in our response to Comment 1, the OTC portfolio has been winding down since the beginning of 2008 and only a nominal amount of OTC balances remain in our consumer loan portfolio.

We also noted in our response to Comment 1 that the majority of our permanent mortgage loan portfolio is expected to wind-down and reduce exposure as borrowers refinance or paydown outstanding principal amounts. As of March 31, 2010, approximately $385 million of outstanding principal balances of permanent mortgage loans were characterized as stated-income. This amount is less than 5 percent of the total consumer loan portfolio as of this most recent period-end.

The amount of stated-income documentation loans in the consumer real estate home equity portfolios were elevated in the 2004 through 2007 time period, but have been significantly reduced since then. As of March 31, 2010, approximately 28 percent of consumer real estate home equity loans on FHN’s balance sheet were characterized as stated-income documentation.

Because origination of OTC loans was discontinued and the remaining portfolio has been reduced to a nominal amount and the amount of permanent mortgage loans characterized as stated-income is an immaterial portion of the total consumer loan portfolio, we believe that information related to documentation type and/or stratification of borrower quality for these loan types is no longer material to our investors.

In future 10-K and 10-Q filings, we anticipate including additional discussion regarding the consumer real estate home equity loans characterized as stated-income included in our consumer loan portfolio as of the balance sheet dates presented as well as the amount of stated-income consumer real estate home equity loans considered nonperforming, charged-off, and accruing delinquent more than thirty days. We will also quantify and disclose the amount of stated-income consumer real estate home equity loans underwritten during the period, if material. An illustrative disclosure to be included within the MD&A section of the “Asset Quality” discussion is provided below:

From time to time, FHN may originate consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans as any loan originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers. A similar term also utilized to reflect reduced income documentation loans has been “stated-income” or “stated.” Currently, stated-income or low or reduced documentation loans are limited to existing customers of FHN who may have deposit accounts, other borrowings, or various other business relationships.

The amount of stated-income documentation loans in the consumer real estate home equity portfolios were elevated in the 2004 through 2007 time period, but have been significantly reduced since then. While FHN is currently originating significantly fewer stated-income loans, retained origination volumes in prior periods resulted in remaining balances of low or reduced documentation loans within the consumer real estate loan portfolio. As of March 31, 2010, $1.9 billion, or 28 percent, of the consumer real estate portfolio were home equity lines and installment loans originated using stated-income compared with $2.2 billion, or 29 percent, on March 31, 2009. These stated-income loans were 11 percent of the total loan portfolio at March 31, 2010, and March 31, 2009. As of March 31, 2010, approximately three-fourths of the stated-income home equity loans were originated through legacy businesses that have been exited and these loan balances should continue to decline.

Stated-income loans were 28 percent of the balance of the consumer real estate portfolio and accounted for nearly 40 percent of the net charge-offs for this portfolio during the first quarter 2010. Net charge-offs of stated-income home equity lines and installment loans were $21.8 million during first quarter 2010 and $19.1 million during first quarter 2009. Of the $1.9 billion stated-income loans, less than 1 percent were nonperforming as of the end of first quarter 2010 and 3 percent were more than 30 days delinquent. Of the $2.2 billion stated-income loans at March 31, 2009, less than 1 percent were nonperforming and 2 percent were more than 30 days delinquent.
3.	We note the significant effects of loan repurchase commitments due to defaults and other related issues across your loan portfolio. Considering the significance of this activity and the material uncertainties surrounding your estimates, please revise future filings to include the following:
•	Please include a separate section in your document that includes a tabular presentation of your total exposure to repurchase obligations by loan product (i.e., first lien, HELOC, etc.) and line of business (i.e., legacy mortgage banking business, securitized loans, etc.), including the number and dollar amount of these loans, for each period presented. Clarify which repurchase obligations are due to recourse agreements and which were due to non-recourse obligations.

Response

This information has been incorporated into the proposed narrative disclosure that discusses specific management procedures applied in developing reserves that is provided below.

•	Within this table, include a roll-forward of the number and amount of loans repurchased in each period.

Response

This information has been incorporated into the proposed narrative disclosure that discusses specific management procedures applied in developing reserves that is provided below.

•	Provide a roll-forward of the related reserve for each loan product.

Response

This information has been incorporated into the proposed narrative disclosure that discusses specific management procedures applied in developing reserves that is provided below.

•	Provide a detailed discussion of the specific procedures management applies in developing the reserve for each product type, including factors occurring between periods that affected the reserve.

Response

The vast majority of repurchase obligations reside with first lien loans originated and sold without recourse through the legacy mortgage banking business. The primary buyers were government sponsored enterprises (GSE’s) including Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) along with additional volumes delivered to Government National Mortgage Association (GNMA) as well as to private investors through proprietary securitizations. As of March 31, 2010, FHN had $304 million in the repurchase request pipeline with an associated repurchase reserve of $125 million related to first lien mortgage loans that were originated and sold through the legacy mortgage banking business. FHN sold that business in third quarter 2008 and is subject to potential repurchase obligations on loans that were originated prior to the sale. The estimated inherent losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and declining housing prices. This has resulted in repurchased loans with fair values that are, in most cases, significantly below the remaining principal balance. The current request pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considers trends in the amounts and composition of new inflows into the pipeline. Estimation of such inherent losses is subjective due to the lack of historical trends and therefore must incorporate supplementary levels of management judgment.

FHN also originated and sold or securitized HELOCs and home equity installment loans through FHN’s former national equity lending business. Origination of these types of loans outside our Tennessee banking footprint was discontinued in 2008 and the last sale or securitization was executed in late 2007. In third quarter 2009, FHN entered into an agreement to transfer to the original purchaser, or its designated successor servicers, servicing rights retained from certain prior second lien and HELOC loan sales. This agreement terminated all repurchase obligations and indemnification rights related to these loans that were previously transferred to this original purchaser. Subsequent to this transaction, repurchase requests and associated obligations for second liens and HELOCs that were originated and sold or securitized through the former equity lending business have been minimal.

FHN also sold certain HELOCs in connection with branch sales that occurred as part of a strategic decision to exit businesses in markets FHN considered non-strategic. One of those branch sales has resulted in unresolved repurchase requests of $38.4 million as of March 31, 2010. Repurchase reserves related to that sale recorded as of the balance sheet date reflect FHN’s consideration and interpretation of the sale agreement at the time the balance sheet was issued. Those unresolved repurchase requests are the subject of an arbitration proceeding. FHN expects to re-assess the reserve each quarter as the arbitration progresses.

There is also a proportionately smaller component of the repurchase reserve that is related to recourse portfolios for FHA, VA, and uninsured government loans which has existed for a longer time period and has a more developed history regarding repurchase activity and losses. Consequently, modeling for estimated inherent losses is less subjective. Note that a discussion of these repurchase reserves and obligations under these programs are currently disclosed in the Critical Accounting Policies section of the MD&A in Exhibit 13 of the 2009 Form 10-K (pp. 52-60) and in the March 2010 Form 10-Q (pp. 85-93).

Pursuant to the above, in future Form 10-K and Form 10-Q filings FHN will revise its disclosure to include additional discussion of specific procedures applied in developing reserves for the first lien loans originated and sold through legacy mortgage banking operations (which is a majority of the existing pipeline and related repurchase obligation) and also additional disclosure surrounding repurchase obligations for HELOCs sold as part of the First Horizon bank branch sales. An illustration of FHN’s approach follows, which is based on the MD&A section of its March 2010 Form 10-Q under the heading “Off-balance Sheet Arrangements and Other Contractual Obligations” (pp. 82-83). Existing disclosure is provided below with proposed additional narrative disclosure underlined. Additionally, FHN historically provided a rollforward of the repurchase obligation, Table 11 — Reserves for Foreclosure and Repurchase Losses, in the Critical Accounting Policies section of MD&A section of its March 2010 Form 10-Q (pp. 91). FHN also provided repurchase requests and originations by vintage in our earnings release material that was furnished on Form 8-K on April 16, 2010. Given the additional detail requested to be provided in this rollforward and the relationship to other tabular information and discussions requested by this item, FHN will provide the more detailed repurchase obligation information as indicated below and remove the table from Critical Accounting Policies in future Form 10-Q and Form 10-K filings. New tabular information related to repurchase obligations requested in other sub-bullets of Comment 3 is also incorporated into the narrative below and, for ease of reading, is not underlined:
Off-balance Sheet Arrangements and Other Contractual Obligations

First Horizon Home Loans, the former mortgage banking division of FHN, originated conventional conforming and federally insured single-family residential mortgage loans. Substantially all of these mortgage loans were exchanged for securities, which are issued through investors, including government sponsored enterprises (“GSE”), such as Government National Mortgage Association (“GNMA”) for federally insured loans and Federal National Mortgage Association (“FNMA’) and Federal Home Loan Mortgage Corporation (“FHLMC”) for conventional loans, and then sold in the secondary markets. Each GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. The risk of credit loss with regard to the principal amount of the loans sold was generally transferred to investors upon sale to the secondary market. However, for loans sold without recourse, if it was determined that previously transferred loans did not meet the agreed upon qualifications or criteria within the sales contract, the purchaser has the right to return those loans to FHN or pursue a make-whole arrangement with FHN.

Substantially all of FHN’s repurchase obligations reside with first lien mortgage loans originated and sold without recourse through its legacy mortgage banking business. The primary buyers were FNMA and FHLMC along with additional volumes delivered to GNMA as well as to private investors through proprietary securitizations. The estimated inherent losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and declining housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN’s balance sheet within loans held-for-sale upon repurchase.

The estimation process begins with internally developed proprietary models that are used to assist in developing a baseline in evaluating inherent repurchase-related loss content. These models are designed to capture historical loss content from actual repurchase activity experienced. The baseline for the repurchase reserve uses historical loss factors that are applied to the loan pools originated and sold in years 2001 through 2009. Loss factors, tracked by year of loss, are calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced are accumulated for each sale vintage and are applied to more recent sale vintages to estimate inherent losses incurred but not yet realized. Due to the lagging nature of this model and relatively short period available in which actual loss trends were observed, management then applies qualitative adjustments to this initial baseline estimate.

In order to incorporate more current events, such as the level of repurchase requests or mortgage insurance (MI) rescissions, FHN then overlays management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests (“the pipeline”) related to breach of contract, the pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considers trends in the amounts and composition of new inflows into the pipeline. As of March 31, 2010, FHN has observed loss severities (actual losses incurred as a percentage of the unpaid principal balance (“UPB”)) ranging between 50 percent and 55 percent of the principal balance of the repurchased loans and rescission rates between 40 percent and 50 percent of the repurchase and make-whole requests. FHN then compares the estimated losses inherent within the pipeline with current reserve levels. On March 31, 2010, the pipeline was $304 million with over half of such claims submitted by Fannie Mae and a significant component resulting from MI rescissions. Although MI rescissions are not yet formal repurchase requests, FHN includes these in the repurchase request pipeline when analyzing and estimating loss content.

The following table provides a rollforward of the repurchase request pipeline and information regarding the number of repurchase requests resolved during the three months ended March 31, 2010:
Table XX — Rollforward of Pipeline

	1st Liens		2nd Liens		HELOC		TOTAL
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase requests:
Beginning balance — January 1, 2010	702	$149,829	39	$2,335	1	$354	742	$152,518
Additions	352	71,698	62	3,544	14	773	428	76,015
Decreases	(220)	(48,233)	(31)	(1,856)	—	—	(251)	(50,089)

Ending balance — March 31, 2010	834	$173,294	70	$4,023	15	$1,127	919	$178,444

	1st Liens		2nd Liens		HELOC		TOTAL
(Dollars in Thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking MI rescissions:
Beginning balance — January 1, 2010	452	$103,170	—	—	—	—	452	$103,170
Additions	216	47,666	—	—	—	—	216	47,666
Decreases	(97)	(24,810)	—	—	—	—	(97)	(24,810)

Ending balance — March 31, 2010	571	$126,026	—	—	—	—	571	$126,026

Total ending pipeline — March 31, 2010	1,405	$299,320	70	$4,023	15	$1,127	1,490	$304,470

The following table provides information regarding the number of actual repurchase requests (excluding MI rescissions) resolved during the three months ended March 31, 2010:
Table XX — Repurchase Request Resolutions

	Three Months Ended
	March 31, 2010
(Dollars in thousands)	Number	Amount

Repurchase, make whole, settlement resolutions	138	$27,647
Rescissions or denials	65	12,357

Total claim resolutions	203	$40,004

Management considered the rising level of repurchase requests when determining the adequacy of the repurchase and foreclosure reserve. Although the pipeline of requests has been increasing, FHN also considered that a majority of these sales ceased in third quarter 2008 when FHN sold its national mortgage origination business. FHN has received the greatest amount of repurchase or make-whole claims, and associated losses, related to loans that were sold during 2006 and 2007. FHN compares the estimated losses inherent within the pipeline and the estimated losses resulting from the baseline model with current reserve levels. Changes in the estimated required reserve levels are recorded as necessary. The following table provides a rollforward of the repurchase reserve by loan product type for the three months ended March 31, 2010:

Table xx — Reserves for Foreclosure and Repurchase Losses

Three Months Ended
(Dollars in thousands)	March 31, 2010

First Liens
Beginning balance	$104,464
Provision for foreclosure losses	40,675
Charge-offs	(21,409)
Recoveries	1,001

Ending balance	$124,731

Second Liens
Beginning balance	$1,269
Provision for foreclosure losses	—
Charge-offs	—
Recoveries	—

Ending balance	$1,269

HELOC
Beginning balance	$2,781
Provision for foreclosure losses	—
Charge-offs	—
Recoveries	—

Ending balance	$2,781

Total Reserves for Foreclosure and Repurchase Losses
Beginning balance	$108,514
Provision for foreclosure losses	40,675
Charge-offs	(21,409)
Recoveries	1,001

Ending balance	$128,781

Generally, repurchased loans are included in loans held-for-sale and recognized at fair value at the time of repurchase, which includes consideration of the credit status of the loans and estimated liquidation value. In addition, certain mortgage loans were sold to investors with limited or full recourse in the event of mortgage foreclosure. Refer to the discussion of repurchase and foreclosure reserves under Critical Accounting Policies and also Note 9 — Restrictions, Contingencies, and Other Disclosures for additional information regarding FHN’s repurchase obligations.
FHN also sold HELOCs as part of branch sales that were executed during 2007 as part of a strategic decision to exit businesses in markets FHN considered non-strategic. On March 31, 2010, the unpaid principal balance of unresolved repurchase requests related to one of these sales was $38.4 million. Repurchase reserves related to that sale recorded as of the balance sheet date reflect FHN’s consideration and interpretation of the sale agreement at the time the balance sheet was issued. Those unresolved repurchase requests are the subject of an arbitration proceeding. FHN expects to re-assess the reserve each quarter as the arbitration progresses.
•	Disclose the number of repurchase requests made in each period that you were able to deny under your contractual rights.
Response
This information has been incorporated into the proposed narrative disclosure that discusses specific management procedures applied in developing reserves that is provided above.
•	Please provide an expanded discussion of the certain reinsurance obligations that were settled in 2009. We note some disclosure of what you have reserved and of amounts placed in trust; however, the discussion does not quantify your total liability before and after the settlement. Also, ensure that you provide a discussion of all your reinsurance obligations and of the methods used to develop the reserve as well as a roll-forward of the related loans and the reserve.
Response
FHN’s reinsurance arrangements solely relate to the item discussed within MD&A (pg. 37) and Note 18 (pg. 114) of Exhibit 13 of our 2009 Form 10-K. Please note that these arrangements are not associated with FHN’s separate repurchase obligations under representations and warranties provided as part of prior loan sales. Additionally, these arrangements are unrelated to the increase in rescissions by private mortgage insurers that are affecting the content of FHN’s repurchase reserve pipeline. Rather, these obligations arise out of contractual relationships with the primary insurance provider of private mortgage insurance for applicable mortgage loans. In exchange for accepting a band of risk within a specific year for a pool of loans insured by the primary insurer, FHN is allocated a portion of the associated insurance premiums received from borrowers. For example, FHN may have contracted with a primary insurer to absorb losses between 4 percent and 8 percent on a pool of insured loans originated in 2006.
Quarterly, FHN estimates, with the assistance of an actuary, the loss content for its reinsurance obligations. The actual dollar amount of FHN’s risk exposure is determined through reference to an amount specified in each year’s reinsurance arrangement with each primary insurer. The range of FHN’s loss exposure is then calculated by multiplying the high and low percentages of the reinsurance corridor to this amount to determine the attachment point (i.e., where FHN’s liability for losses begins) and the detachment point (i.e., where FHN’s liability for losses ends). Thus, FHN’s maximum risk exposure can be calculated for each insurer by applying the reinsurance band to the specified risk amount.
Following the determination of FHN’s loss exposure bands, loss factors are calculated for each vintage and insurer to evaluate whether FHN’s loss corridor is expected to be penetrated. Incurred and reported losses form the foundation of the loss estimate expectation with an additional layer of losses incurred but not reported (IBNR) being added to this amount in estimating total loss content. The determination of IBNR losses includes consideration of factors such as delinquency trends, loan default rates, and housing prices that are considered reflective of both the severity and frequency of losses that will be absorbed by FHN. If losses are expected to penetrate FHN’s loss corridor, losses are calculated and recognized up to FHN’s maximum loss exposure per insurer per contract vintage.

Each reinsurance contract requires FHN to maintain minimum cash balances in trust for the payment of its liability under the reinsurance arrangement. In accordance with these contractual terms, FHN’s allocable portions of premiums were placed in trusts (one trust for each primary insurer). The cash in each trust is available for payment of FHN’s reinsurance liability (to the primary insurer) in the event of losses that are incurred within the applicable loss corridor. Actual cash payments are applied to reduce FHN’s reinsurance liability when paid.
As mortgage default and loss severity expectations increased in late 2008 throughout 2009, FHN increased its reserve for its obligations under these reinsurance arrangements through recognition of increased levels of reinsurance expense. By the end of second quarter 2009, substantially all of FHN’s reinsurance loss corridors had been fully reflected within its reinsurance reserve for the 2005 through 2008 loan vintages, which are the vintages within which most losses have been experienced for first lien mortgages throughout the banking industry. Note that by the end of the second quarter of 2009, for each insurer, the cash balances held in trust approximated the total amount of FHN’s reinsurance liability after consideration of the increased reserve levels recognized in 2008 and 2009.
Given the heightened levels of expense and FHN’s desire to exit its national mortgage banking operations, FHN successfully negotiated commutations with four of its six primary insurers. These commutations included termination of the reinsurance agreements. FHN released all related cash balances held in trust in three of the commutations. The contract terminations also resulted in FHN ceding rights for the collection of future insurance premiums. Liability reductions recognized in 2009 for these settlements totaled $35.1 million.
In order to enhance the disclosure of its reinsurance liabilities within MD&A and the footnotes to the financial statements, FHN will revise future disclosures in Form 10-K and Form 10-Q to further describe the process for estimation of FHN’s reinsurance liability, the nature of the settlements reached in 2009 and the resulting effects on the reinsurance liability. An illustrative disclosure to be included within the MD&A section and footnotes is provided below; this example is based on FHN’s 2009 Form 10-K (pg. 37 of Exhibit 13) and shows new information underlined:
A wholly-owned subsidiary of FHN has agreements with several providers of private mortgage insurance whereby the subsidiary has agreed to accept insurance risk for specified loss corridors for pools of loans originated in each contract year in exchange for a portion of the private mortgage insurance premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors vary for each primary insurer for each contract year. The estimation of FHN’s exposure to losses under these arrangements involves the determination of FHN’s maximum loss exposure by applying the low and high ends of the loss corridor range to a fixed amount that is specified in each contract. FHN then performs an estimation of total loss content within each insured pool of loans to determine the degree to which its loss corridor has been penetrated. Management obtains the assistance of a third party actuarial firm in developing its estimation of loss content. This process includes consideration of factors such as delinquency trends, default rates, and housing prices which are used to estimate both the frequency and severity of losses. By the end of second quarter 2009, substantially all of FHN’s reinsurance corridors had been fully reflected within its reinsurance reserve for the 2005 through 2008 loan vintages. No new reinsurance arrangements were initiated after 2008.
In 2009, FHN agreed to settle certain of its reinsurance obligations with the primary insurers through termination of the related reinsurance agreements, which resulted in a decrease in the reserve balance totaling $35.1 million and a transfer of the associated trust assets. As of December 31, 2009, FHN has reserved $29.3 million for its estimated liability under the remaining reinsurance arrangements. In accordance with the terms of the contracts with the primary insurers, as of December 31, 2009, FHN has placed $44.0 million of prior premium collections in trust for payment of claims arising under the reinsurance arrangements. Also, as of December 31, 2009, $12.1 million of these funds were allocated for future delivery to primary insurers for completion of existing settlement arrangements.
Additionally, we will add a rollforward of our reinsurance reserve within the MD&A section in future filings on Form 10-K and Form 10-Q. An example of that follows, based on first quarter 2010 information:
Table XX — Reserves for Reinsurance Losses

Three Months Ended
March 31
(Dollars in thousands)	2010

Beginning balance	$29,321
Expense recognized	478
Payments to primary insurers	(319)
Reduction of liability from settlements	—

Ending balance	$29,480

•	Please revise to provide an expanded discussion that both describes and quantifies, as appropriate, the method(s) used to bring repurchased assets, based on type, back on your balance sheet. Clarify how you classify them upon reacquisition and how they are reflected in the allowance for loan losses.
Response
Upon repurchase, FHN currently recognizes all repurchased loans within loans held-for-sale at fair value. In periods subsequent to repurchase, all of these loans are recognized at elected fair value within FHN’s mortgage warehouse. Thus, repurchased loans have no effect on the allowance for loan losses.
In order to enhance the disclosure of its repurchase liabilities within Critical Accounting Policies (pp. 57 and 58 of Exhibit 13 of the Form 10-K for the year ended December 31, 2009), we will revise future disclosures on Form 10-K and Form 10-Q to clarify the classification of repurchased loans and the related repurchase volumes experienced. An illustrative disclosure to be included within the MD&A section is provided below; this example is based on FHN’s 2009 Form 10-K (pg. 57 of Exhibit 13) and shows new information underlined:
For loans sold without recourse, FHN has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by FHN at the time of sale. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and loans obtained through fraud by borrowers or other third parties such as appraisers. A majority of these loans were sold to government-sponsored agencies, primarily the Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”). While loan delinquency or foreclosure is not the basis for FHN’s obligations for breach of contract, delinquency or foreclosure increases the probability of agency/private purchaser review of the loans sold resulting in increased repurchase demands. Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. The UPB of loans that were repurchased during 2009 was

$22.3 million. As of December 31, 2009, the UPB of repurchased loans in held-for-sale was $15.5 million with an associated fair value of $10.0 million.
4.	Regarding the definitive agreement to sell FTN ECM to Point Capital Partners LLC, please revise your future filings to provide an expanded discussion of why the agreement was not executed and why you present these operations as discontinued at year end since the sale, as previously disclosed, was expected to occur in the fourth quarter of 2009. Please be specific in describing the events and the related timeline. Discuss in greater detail how you exited this business and the effects of doing so on your financial statements, including the recognition of the additional goodwill impairment.

Response

Regarding this item, we believe the Staff is referring to the following disclosure which was included within Note 2 of Exhibit 13 of FHN’s 2009 Form 10-K, at pg. 87:
In 2009, FHN reached a definitive agreement for the sale of FTN ECM, the institutional equity research division of FTN Financial. As a result of this agreement, FHN incurred a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009. The financial results of FTN ECM, including the goodwill impairment, are reflected in the Income/loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. During first quarter 2010, the contracted sale of FTN ECM failed to close, and FHN exited this business.
Regarding the additional goodwill impairment recognized upon exiting FTN ECM, please note the following disclosure provided within Note 2 of FHN’s March 2010 Form 10-Q, at pg. 11:
FHN continued efforts to refocus on core businesses in 2010 as FHN exited its institutional research business, FTN Equity Capital Markets, and incurred a pre-tax goodwill impairment of $3.3 million (approximately $2 million after taxes). FHN had initially reached an agreement for the sale of this business which resulted in a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009; however, the contracted sale failed to close in early 2010. The financial results of this business, including the goodwill impairment, are reflected in the Loss from discontinued operations, net of tax line on the Consolidated Condensed Statements of Income for all periods presented.
Events, Timeline & Related Accounting Considerations

On September 29, 2009, FTN Financial reached an agreement for the sale of FTN ECM. As is customary, certain closing conditions had to be met before the transaction could be consummated. On September 30, 2009 both parties issued press releases announcing the transaction and FHN filed a related Form 8-K to address the goodwill impairment that was expected to be recognized associated with the sale. At this time, FHN considered the assets and liabilities of FTN ECM as a disposal group held-for-sale in accordance with the provisions of ASC 360-10-45. Goodwill was allocated to the disposal group in accordance with the provisions of ASC 350-20-35 as FTN ECM constituted a business under the guidance of ASC 805-10-55.

FHN also evaluated whether FTN ECM met the definition of a component (and thus was subject to presentation as discontinued operations) per the glossary to the Accounting Standards Codification. Having made the determination that FTN ECM met the definition of a component, FHN evaluated the provisions of ASC 205-20-45 to determine whether FTN ECM should be classified as discontinued operations. FHN reviewed the criteria of ASC 205-20-55 and determined that presentation as discontinued operations was appropriate.
FHN initially anticipated closing to occur in fourth quarter 2009. During the fourth quarter of 2009, the closing schedule was delayed several times. Throughout the fourth quarter of 2009, the parties held numerous discussions regarding closing conditions and related matters and FHN continued to believe that the transaction was likely to be consummated.

During December, 2009, FHN still considered the transaction as probable. However, late in that month FHN management determined it would be prudent to also begin considering possible alternative strategies for FTN ECM should the transaction fail to close, principally by attempting to find a potential alternative buyer.

At December 31, 2009, FHN applied the criteria of ASC 360-10-45 and continued to believe that classification of FTN ECM as a disposal group held-for-sale was appropriate. Specifically, FHN believed that a sale of FTN ECM remained probable whether to the contractual party or to an alternative buyer. FHN also re-evaluated the criteria of ASC 205-20-45 and ASC 205-20-55 and concluded that continued presentation of FTN ECM within discontinued operations was appropriate.

Throughout January 2010, FHN explored several possible sale transactions with alternative parties while also continuing to pursue a consummation of the September transaction. During January FHN determined that if a sale of FTN ECM was not concluded by the end of January, FHN would close FTN ECM through an immediate cessation of its operations. Late in January the September transaction still had not been consummated and FHN had found no alternative buyers. Accordingly, FHN terminated the September agreement and notified the employees of FTN ECM regarding the immediate closure of the business effective February 1, 2010. FHN also issued a press release on February 1 indicating that it expected to incur approximately $10 million of additional closure related costs, including an additional goodwill impairment of $3.3 million.

In light of the change in disposal plan, FHN reviewed the guidance of ASC 360-10-45 and determined that FTN ECM now qualified for treatment as a disposal group to be abandoned (rather than considered held-for-sale). FHN also reviewed the requirements of ASC 205-20-55 regarding the presentation of disposal groups within discontinued operations. Specifically, FHN reviewed paragraphs 22 through 24 of ASC 205-20-55 which indicate that there is a one-year reassessment period after the date of disposal for presentation of a component within discontinued operations. Paragraph 24 also indicates that events occurring after the balance sheet date but before the issuance of the financial statement should be considered in determining whether presentation as discontinued operations is appropriate. However, paragraph 24 indicates that events occurring after the balance sheet date should be considered with regards to whether classification as discontinued operations is expected to be met (emphasis added) during the post-disposal period. FHN also reviewed the requirements of paragraph 1 of ASC 205-20-45, which indicates that only operations that have been disposed of (i.e., physically abandoned) or held-for-sale should be classified as discontinued operations.

Given that the decision to close FTN ECM occurred prior to the filing of our financial statements in our 2009 Form 10-K, we considered whether presentation of FTN ECM as discontinued operations was appropriate within that filing. One interpretation of paragraphs 22 through 24 of ASC 205-20-55 was that, since FTN ECM did not qualify for classification as discontinued operations within the one-year window after the initial classification as discontinued operations (because it had not been disposed of as of December 31, 2009 and had ceased meeting the criteria for held-for-sale status prior to the issuance of the financial statements), that FTN ECM was appropriately considered part of continuing operations as of December 31, 2009. However, another interpretation of paragraph 24 of ASC 205-20-55 was that FHN’s expectations were that FTN ECM would again qualify for presentation as discontinued operations in first quarter 2010

(and prior to the filing of the financial statements on Form 10-K) because operations had ceased as of February 1, 2010 and that any administrative wind-down activities would be completed shortly thereafter. With this knowledge, FHN determined that its expectation at the time of filing its 2009 Form 10-K was that FTN ECM did qualify for classification as discontinued operations and would qualify for presentation as discontinued operations as of March 31, 2010 and all subsequent reporting periods.

Additionally, FHN considered that classifying FTN ECM within continuing operations as of December 31, 2009 would produce a scenario whereby FTN ECM would be presented in discontinued operations as of September 30, 2009, presented in continuing operations as of December 31, 2009 and again presented in discontinued operations as of March 31, 2010. In analyzing this reporting scenario, FHN considered provisions of ASC 205-20-55 and whether a scenario as described above would present relevant information to, or create confusion for, financial statement users. In balancing these considerations, FHN considered that the known and certain outcome of the closure of FTN ECM would require presentation within discontinued operations. Thus, based on this additional consideration, FHN determined that presentation of FTN ECM within discontinued operations as of December 31, 2009 also represented a more meaningful and relevant financial statement presentation as such a presentation avoided a “back and forth” scenario that would have made the analysis of FHN’s financial performance more difficult for financial statement users.

Disclosure Revisions

In order to enhance the disclosure of this transaction within the financial statements, we will revise future disclosures on Form 10-K and Form 10-Q to further explain the closure and the related financial statement effects in first quarter 2010. An illustrative disclosure based on Note 2 (pg. 11) of our March 2010 Form 10-Q, with additional information underlined, is provided below:
FHN continued efforts to refocus on core businesses in 2010 as FHN exited its institutional research business, FTN Equity Capital Markets, and incurred a pre-tax goodwill impairment of $3.3 million (approximately $2 million after taxes). FHN exited this business through an immediate cessation of operations on February 1, 2010. Additional charges, primarily representing severance and contract terminations, of $6.1 million were included within noninterest expense in first quarter 2010 related to the effects of closing FTN ECM. These charges are included with the amounts described in Note 17 — Restructuring, Repositioning, and Efficiency. FHN had initially reached an agreement for the sale of this business which resulted in a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009; however, the contracted sale failed to close and was terminated in early 2010. The financial results of this business, including the goodwill impairments, are reflected in the Loss from discontinued operations, net of tax line on the Consolidated Condensed Statements of Income for all periods presented.
Loan Portfolio, page 17
5.	Please revise your future filings to disclose the contractual maturities and interest rate characteristics (fixed/variable) for your retail real estate loans, similar to your presentation of commercial and real estate construction loans. While we appreciate that Industry Guide 3 does not specifically require this disclosure, we believe it potentially provides meaningful information to an investor, particularly in view of the material amount of these loans to your total loan portfolio. Similarly, please revise Table 10 in Exhibit 13. If you disagree, please provide us the information and tell us why you do not think it is potentially meaningful to an investor.

Response

As the Staff indicated, a material portion of FHN’s loan portfolio is comprised of retail real estate loans. On March 31, 2010, a majority (approximately 85 percent) of the retail real estate loans were home equity lines of credit and home equity installment loans. Typical contractual maturities for the home equity lines are 20 years, while typical contractual maturities for home equity installment loans are 15 years. However, due to the tendency of these types of loans to prepay and the fluctuation in utilization rates, the life of a home equity line or home equity installment loan is usually significantly less than the contractual maturity. In addition, the movement of interest rates, availability of credit in the marketplace, and performance of the housing market could all potentially affect actual maturity of these loans. Therefore, FHN does not believe that contractual maturity information as presented in the typical format for commercial and construction loans as prescribed by Guide 3 is relevant to our retail real estate portfolio, and could be confusing or misleading.

As an alternative, in future Form 10-K filings FHN proposes the following narrative disclosure, substantially similar to the following, in proximity to the contractual maturities table provided for commercial loans within the MD&A section:
A significant component of FHN’s loan portfolio consists of retail real estate loans – a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15 or 10/10 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically does not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment portfolios is significantly less than the contractual period with historical trends indicating an average life approximating 60 months. Recently, indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, poor performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.
6.	Regarding your construction loans and commercial loans, as applicable, please revise your future filings to clarify the extent to which any of these loans or, in fact, other loans, have been had terms extended, particularly the loan maturity date, rather than working them out through a loan modification.
Response

Each extension or modification is unique to the borrower and is evaluated separately. Short term extensions (generally 90 days or less) beyond original contractual loan maturity are typically infrequent and are meant to accommodate situations where warranted due to events such as ongoing negotiations, a pending debt pay-off, or the prospect of more current financial information becoming available. Multiple extensions require additional documentation and approval of senior credit managers.

As part of our ongoing risk management practices, we attempt to work with borrowers to modify their loans to terms that better align with their current ability to repay. In situations where an economic or a “non-

market” structural concession has been granted to a borrower that is experiencing financial difficulty, we identify and report these loans as Troubled Debt Restructurings.

In future 10-K and 10-Q filings, we will include additional clarification in the MD&A section substantially similar to the following:
As part of our ongoing risk management practices, we attempt to work with borrowers when necessary, to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrowers and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, we identify and report that loan as a Troubled Debt Restructuring.
Executive Compensation, page 42
7.	It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

Item 402(s) requires disclosure to the extent that “risks arising from ... compensation policies and practices ... are reasonably likely to have a material adverse effect on the registrant.” We concluded that no disclosure is required under that standard. A discussion of that conclusion, and the risk assessment and review process upon which we based that conclusion, appear in the Compensation Committee report on pages 15 through 17 of our definitive proxy statement which was filed with the Commission on March 16, 2010. For the convenience of the Staff, those pages have been reproduced in Appendix A to this response letter.
Certain Relationships and Related Transactions, page 42
Transactions with Related Person, page 19 of Definitive Proxy Statement on Schedule 14A
8.	You disclose that lending transactions with related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In your response, please provide us with your proposed revised related party transaction disclosure.

Response

We confirm that these lending transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable lending transactions with persons not related to FHN. In future proxy/10-K filings, we propose to enhance our disclosure as follows, if true:
The Corporation, the Bank, and the subsidiaries of each, as applicable, have entered into lending transactions and/or other banking or financial services transactions in the ordinary course of business with our executive officers, directors, nominees, their immediate family members and affiliated entities, and the persons of which we are aware that beneficially own more than 5 percent of our common stock, and we expect to have such transactions in the future. Such transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Corporation, and did not involve more than the normal risk of collectability or present other unfavorable features.
9.	We note the disclosure that the bank and its broker-dealer subsidiaries may engage in securities and other banking transactions with related parties. Please tell us why you have not disclosed the information required by Item 404(a) of Regulation S-K for each of these transactions.

Response

All transactions between the Corporation, the Bank, and/or the subsidiaries of each, on the one hand, and our directors, nominees, executive officers, their immediate family members and affiliated entities, and the persons of which we are aware that beneficially own more than 5 percent of our common stock, on the other hand, were entered into in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable transactions with persons not related to the Corporation. All of these transactions are exempt from disclosure under Item 404(a) of Regulation S-K based either on being below the $120,000 disclosure threshold, being a transaction with the Bank that is covered by Instruction 7(b) to Item 404(a), or being a credit transaction that complies with Instruction 4 to Item 404(a), except for the following:
•	Sales of debt securities (municipal bonds, U.S. Treasuries and agencies, corporate debt offerings, and/or mortgage debt securities) as broker to and from entities that were the beneficial owners of more than 5 percent of the Corporation’s common stock and to and from related persons of a director or executive officer.

•	Co-manager of debt offering for a company as to which a director is an executive officer.

•	Package deliveries by a company as to which a director is an executive officer.

•	Hotel accommodations and services by a company as to which a director is an executive officer.

•	Sale of real property from a fiduciary account as to which the Bank is co-trustee to immediate family members of a director.

•	Interest rate swaps (to shift floating rate to fixed on related loans) with related persons of directors.
We applied the factors outlined by the SEC in Executive Compensation and Related Person Disclosure, Release No. 34-54320, [2006 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶87,620, at 83,454 (Aug. 11, 2006), in considering the need to disclose the above transactions under Item 404(a). In particular, we considered the fact that the above transactions were entered into in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with persons not related to the Corporation. In addition, none of these transactions was directly with a director or executive officer. Further, none of the transactions was material to the Corporation or, based on our understanding of the facts, to the other party. Thus, we determined in each case that the related person had no direct or indirect material interest in the transaction and therefore that disclosure under Item 404(a) was not required. We note that all transactions required to be disclosed under Item 407(a)(3) of Regulation S-K were disclosed by category or type in our 2010 proxy statement.

Exhibit 13
Mortgage Banking, page 7
10.	Please provide an expanded discussion of the $15.5 million negative adjustment to gain on sale referenced in this section.
Response
FHN made the following disclosure in Note 15 (pg. 37) to the Consolidated Condensed Financial Statements included in its filing on Form 10-Q for the quarter ended September 30, 2008:
FHN has determined that certain historical mortgage loan sale activities resulted in the monetization of amounts to be collected from borrowers related to lender paid private mortgage insurance. However, in recording these transactions, FHN did not establish a liability for the corresponding amounts that would be remitted to private mortgage insurers over the life of the associated loans. FHN has evaluated the financial impact of not recognizing the liability at the time of sale for all quarterly and annual periods since inception of the related transactions and concluded that the impact was immaterial in each period. In third quarter 2008, FHN recorded an adjustment to recognize the cumulative impact of these amounts that resulted in a $15.5 million negative impact to mortgage banking income, which was included in current earnings. Future payments to the applicable private mortgage insurers will be recognized as a reduction of the liability established.
In order to enhance the ongoing disclosure of this transaction within the MD&A section, we will revise future disclosures on Form 10-K to further describe the nature of the adjustment to mortgage origination income. Note that FHN contracted with a third party insurer to alleviate its obligation for payments of lender-paid mortgage insurance in fourth quarter 2008. An illustrative disclosure based on the MD&A in the 2009 Form 10-K (p. 7 of Exhibit 13), with additional information underlined, is provided below:
In 2009, origination income was $24.3 million compared with $223.6 million in 2008 reflecting the 2008 divestiture. Mortgage origination income through the regional banking footprint generated $24.3 million in revenues and negative fair value adjustments to the mortgage warehouse were $6.4 million during 2009. Origination income in 2008 was driven by considerably higher volumes given the national distribution channel and delivery of $19.9 billion of mortgage loans into the secondary market. Additionally, in 2008 FHN recognized a $15.5 million negative adjustment to gain on sale as a result of revised cash flow expectations for mortgage origination activity. This revision of cash flow expectations resulted in the recognition of a liability for future payments of lender-paid private mortgage insurance associated with loans previously sold. In fourth quarter 2008, FHN contracted with a third party insurer to eliminate its liability related to lender-paid mortgage insurance for the applicable loans.
11.	Please revise your future filings provide an expanded discussion of the $6.5 million minimum guarantee fees on prior servicing sales, including what targets were not met and the size of the portfolio(s). Please ensure you appropriately address the related trends depicted by these charges by discussing their past occurrences and the likelihood of their recurrence in future periods.

Response
As part of FHN’s strategy of reducing its exposure to mortgage banking operations, including servicing-related balance sheet assets, FHN has engaged in an ongoing process of selected sales of servicing rights that commenced in the fourth quarter of 2007 and continues through the current time. In one instance only, the counterparty in the agreement for certain sales of servicing obtained a guarantee from FHN regarding a loan-level minimum servicing fee that would be realized related to the loans being serviced. Note that this guarantee was based on the relative size of the net servicing fee (e.g., 25 basis points) rather than a guarantee of a specified level of cash flows for each loan (i.e., the guarantee is not affected by loan prepayments or defaults). In fourth quarter 2008, FHN determined that the servicing fees associated with loans having a UPB of approximately $420 million would not meet the minimum threshold as required in the agreement due to the acquirer of the servicing rights being required to pay for lender-paid private mortgage insurance, which consequently reduced the realized levels of net servicing fees. Accordingly, FHN contracted with a private mortgage insurer to cover the future payments of lender-paid mortgage insurance on behalf of the acquirer of the servicing rights, resulting in the $6.5 million negative effect on mortgage banking income in 2008. This contract relieved FHN of any further obligations related to this issue. Additionally, due to the priority status of servicing fees within loan sale and securitization structures and the nature of the guarantee provided, no other issues have arisen, or are expected to arise, that would trigger further liabilities associated with the minimum servicing fee guarantee provided to the acquirer of the servicing rights.
In order to enhance the disclosure of this transaction within MD&A, we will revise future disclosures on Form 10-K to further describe the nature of the adjustment to mortgage origination income. An illustrative disclosure based on the MD&A in the 2009 Form 10-K (pp. 7-8 of Exhibit 13), with additional information underlined, is provided below:
Net servicing income declined $85.1 million to $206.9 million in 2009 reflecting a substantial decline in the unpaid principal balance (“UPB”) of the servicing portfolio which was partially offset by the effects of lower net hedging gains in 2008. The average UPB of mortgage loans serviced through Mortgage Banking during 2009 declined to $45.1 billion at the end of 2009 from $86.0 billion during 2008. FHN sold servicing rights on approximately $13 billion in UPB during 2009 and executed various MSR sales in 2008, including $19.1 billion sold in third quarter 2008 in conjunction with the sale of certain mortgage banking operations. The contracting servicing portfolio resulted in a $111.6 million decline in servicing fees to $120.3 million in 2009. A slowdown in runoff of the servicing portfolio positively affected servicing income in 2009 by $45.3 million which was somewhat mitigated by an $18.8 million decline in positive net hedging results. In 2008, other mortgage banking income was negatively impacted by a $6.5 million charge for minimum fee guarantees on prior servicing sales as the acquirer of certain servicing rights was experiencing net servicing fees below a specified threshold on loans having a UPB of approximately $420 million due to the incurrence of higher-than-expected servicing-related costs. Upon identification of this issue, FHN contracted with a third party to mitigate its liability for this issue.
Provision for Loan Losses, page 19
12.	We note your discussions about the shrinking of your portfolio. Please revise your future filings to provide an expanded, more granular discussion of why management believes the provision for loan losses will decrease in future periods, including what economic trends it is relying on in making that representation and how those trends are currently depicted in your delinquent, non-accrual, and non-performing loans and in your allowance for loan losses.

Response
The allowance for loan losses is considered a critical accounting estimate and an assessment of the adequacy of the allowance for loan loss is made by management as of the end of each quarterly reporting period. The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio.
The reduction of unpaid principal balances or shrinking of our loan portfolio has occurred recently as a result of the strategic decisions made by management to discontinue certain products and national lending strategies as previously discussed in our historical filings. This shrinking has had a direct impact on the composition of the portfolio from one balance sheet date to the next and thus has had an impact on the levels of inherent loss content within the portfolio as of each balance sheet date. When loans with higher levels of inherent loss content are removed from the portfolio, the removal influences the allowance estimate which will impact the amount of required provision as of the next balance sheet date.
The forward-looking statements made in the filing with respect to the provision for loan losses was based on various estimates and assumptions including, but not limited to, an assessment of the risk profile within each unique loan portfolio as of the end of the reporting period, as well as the most recent assessment of the adequacy of the allowance for loan and lease losses. Forward-looking statements made and reported in future filings will also be based on various estimates and assumptions including, but not limited to, an assessment of that respective period-end risk profile within the loan portfolio and that period’s assessment of the allowance adequacy.
In future Form 10-K and 10-Q filings, to the extent FHN continues to make forward-looking statements as to its provision for loan losses, FHN will include additional clarification in the MD&A substantially similar to the following based on circumstances relevant at the time:
The allowance for loan losses is expected to (increase/decrease) due to ___. ((Provide detail regarding assumptions made based on recently observed improvement or deterioration of credit risk within the portfolio, historical reserve trends, recently observed economic trends (i.e.,changes in real estate values, changes in unemployment levels, etc.), or other external factors that were considered in the assessment of the adequacy of the allowance for loan loss (i.e., natural or man-made biological disasters) as of the balance sheet date.))
Net charge-offs are expected to (increase/decrease) due to ___. (Provide detail regarding assumptions made at that respective period-end based on recently observed historical portfolio performance trends).
As a result, management believes the provision for loan losses should (increase/decrease) in future periods based on the expectations of the allowance for loan losses which is influenced by inherent loss content, composition of the loan portfolio, and economic conditions.
The above statement is for illustrative purposes only. As previously noted, management’s forward-looking statements will be based on various estimates and assumptions made as of the end of future reporting periods.

Allowance for Loan Losses, page 42
13.	Please clarify in future filings the extent to which you rely on guarantor support from financially responsible guarantors in your determination of estimated loan losses. In this regard, please provide the following information:
a.	Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.
Response
We establish a guarantor’s ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor’s financial condition. This would generally include income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information we seek to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor’s capacity to sustain support for the credit and fulfill the obligation. We also consider the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. The analysis of a guarantor’s financial wherewithal will be reassessed no less frequently than annually.
See proposed disclosure in 13e below.
b.	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.
Response
We presume a guarantor’s willingness until financial support under the guarantee becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee.
In our risk grading approach, we deem that financial support becomes necessary generally at a point when the loan would otherwise be graded Substandard, reflecting a well-defined weakness. At that point, provided willingness is appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge off that might otherwise be deemed appropriate.
We establish guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor’s obligation to pay is not considered if the performance was involuntary.
See proposed disclosure in 13e below.
c.	Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.
Response
See response provided below in 13e.

d.	Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.
Response
FHN seeks guarantor performance as often as necessary to mitigate losses; however, the actual number of times this has occurred has not been tracked, and therefore, cannot be provided.
e.	When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.
Response
We believe in most cases guarantees can be a valuable source of credit support. An assessment of guarantor support from financially responsible guarantors is part of individual asset impairment assessments made in accordance with ASC 310-10-45. Loans that would otherwise be considered impaired are only carried at an amount in excess of the value of collateral if we expect repayment to be made other than from the liquidation of that collateral. Where this occurs due to reliance on a guarantee, we would also require that the guaranty be constructed so that it will provide support for repayment.
In rare situations, where we have received a limited guarantee under which we fully expect performance, a loan may still reflect a degree of impairment. In these circumstances we would generally assess the level of impairment using a discounted cash flow approach that incorporated the anticipated extent and expected timing of cash flows from the guarantor.
When loans are assessed using the discounted cash flow method, estimates of all anticipated future cash flows available to pay the debt are considered including guarantor contributions. Guarantor support, critical to the FHNC underwriting philosophy, is incorporated only into the assessment of probability of default grade (“PD”) by pairing appropriate borrower and guarantor scorecards.
The degree to which the guarantor scorecard result influences the combined result is determined from the legal recourse percentage and guarantor’s financial size relative to the guaranteed exposure. Guarantors that are fully obligated and large in size can contribute up to half of the total PD assessment. Guarantors can not, however, make the combined assessment worse. Doing so would discourage taking guarantees in some situations which would run counter to our lending philosophy.
The vast majority of our individually impaired commercial loans have been considered collateral-dependent and thus have been evaluated for impairment using the collateral-dependent method. As such these loans relied solely on the operation or sale of the collateral for repayment. Collateral-dependent commercial loans are typically charged down to net realizable value rather than holding reserves.
Prior periods’ individually impaired loans reflected a higher mix of collateral-dependent loans, especially from our winding down national commercial construction portfolio. As of the end of the most recent quarterly reporting period, we observed the beginning of a shift in the mix of our individually impaired loan methods from collateral-dependent to discounted cash flow. This shift is primarily due to the change in the composition of our individually impaired commercial loans as the Residential CRE portfolio (primarily homebuilder finance loans) has significantly declined due to the wind-down of our national construction portfolios. Therefore, the relative percentage of loans measured using the discounted cash flow methodology (particularly C&I loans) is increasing. However, as of March 31, 2010 the majority (65 percent) of the balances of individually impaired loans were still evaluated using the collateral-dependent method.
In future Form 10-K and 10-Q filings, we will include additional clarification in the Allowance for Loan Loss discussion of Critical Accounting Policies within MD&A. An illustrative example of that additional disclosure is provided below based on existing disclosure on page 86, beginning with the third full paragraph, of the March 2010 Form 10-Q. The proposed additional disclosure is underlined:
Generally, classified commercial nonaccrual loans over $1 million are deemed to be individually impaired and are assessed for impairment measurement. Individually impaired loans are measured based on the present value of expected future payments discounted at the loan’s effective interest rate (the DCF method), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses; however, for impaired collateral-dependent loans we charge off the full difference between the book value and our best estimate of net realizable value.
The initial method used for measuring impairment is the DCF method. For all loans assessed under the DCF method, it is necessary to project the timing and amount of the best estimate of future cash flows to the loan from the borrower’s net rents received from the property, guarantor contributions, receiver or court ordered payments, refinances, etc. Once the amount and timing of the cash flow stream has been estimated, the net present value using the loan’s effective interest rate is then calculated in order to determine the amount of impairment.
Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type and feature of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment.
Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay factoring in, among other things, liquidity, and direct/indirect debt cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN establishes a guarantor’s ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor’s financial condition. This would generally include income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information FHN seeks to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor’s capacity to sustain support for the credit and fulfill the obligation. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan.
We presume a guarantor’s willingness until financial support becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee.

In our risk grading approach, we deem that financial support becomes necessary generally at a point when the loan would otherwise be graded Substandard, reflecting a well-defined weakness. At that point, provided willingness is appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate.
We establish guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor’s obligation to pay is not considered if the performance was involuntary.
For impaired assets viewed as collateral-dependent, fair value estimates are obtained from a recently received and reviewed appraisal. Appraised values are adjusted down for costs associated with asset disposal and for the estimates of any further deterioration in values since the most recent appraisal. Upon the determination of impairment for collateral-dependent loans, FHN charges off the full difference between book value and our best estimate of the asset’s net realizable value. As of March 31, 2010, the total amount of individually impaired commercial loans is $556.8 million; $351.7 million of these loans are carried at the fair value of collateral less estimated costs to sale and do not carry reserves.
Nonperforming Assets, page 48
14.	You state on page 49 that you had $72.8 million of loans that have been restructured in accordance with regulatory guidelines, which is a significant increase over the $23.8 million at December 31, 2008. Please revise future filings to address the following:
a.	Identify the various loan modification programs you have utilized.
Response
We will revise our future Form 10-K and 10-Q filings to clarify that currently we do not participate in any of the available loan modification programs sponsored by the U.S. government. Our modification programs, while similar in spirit and design to government programs, are all proprietary in nature and are available for qualified borrowers according to the specific terms of each program. Additional information is provided in our response to 14b.
b.	Describe the key features of these modification programs, including a description of type of loans involved, the significant terms modified, and the typical length of each of the modified terms.
Response
Our commercial loan modifications reflect workout and rehabilitation strategies that are entered into with borrowers on a case-by-case basis considering all available facts and circumstances unique to the individual relationship. Our consumer loan modifications follow specific proprietary program policies and guidelines based primarily upon loan product type. We will revise our future Form 10-K and 10-Q filings to include a description of each consumer loan modification program including the type of loans eligible and the modification options available. An example of the proposed disclosure, which would have appeared on page 76 of the March 2010 10-Q following the last paragraph in the Asset Quality section of MD&A, is as follows:
Although FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government, our proprietary programs were designed using parameters of “Making

Homes Affordable Programs” while also meeting the objectives of the Office of the Comptroller of the Currency (“OCC”).
The program available for first lien permanent mortgage loans was designed with and adheres to the OCC’s guidance. The program is for loans where the structure is the primary residence of the borrower. Modifications are made to achieve a target housing debt ratio of 35 percent and a target total debt ratio of 80 percent. Interest rates are reduced by 25 basis points to reach the target housing debt ratio and contractual maturities may be extended up to 40 years on first liens and up to 20 years on second liens.
For consumer real estate installment loans, FHN offers a reduction of fixed payments for borrowers with financial hardship. Concessions include a reduction in the fixed interest rate in increments of 25 basis points to a minimum of 1 percent and a possible maturity date extension. For installment loans without balloon payments at maturity, the maturity date may be extended in increments of 12 months up to a maximum of 10 years beyond the original maturity date with the goal of obtaining an affordable housing to income (HTI) ratio of approximately 35 percent. For installment loans with balloon payments at maturity, the maturity date is not extended; however, changes to the payment can be made by adjusting the amortization period in order to meet an affordable target payment.
For HELOCS, FHN also provides a fixed payment reduction option for borrowers with financial hardship. Concessions include a fixed interest rate reduction in increments of 25 basis points to a minimum of 1 percent with a possible term extension of up to five years. Upon entering into the modification agreement, borrowers are unable to draw additional funds on the HELOC. All loans return to their original terms and rate upon expiration of the modification terms.
c.	Quantify the amount of loans that have been modified under each of these programs during the periods presented.
Response
We will revise our future Form 10-K and Form 10-Q filings to include additional information providing the number and dollar amount of loans modified by loan type during the reporting period as well as total amounts modified and outstanding unpaid principal balance as of the period-end.
We expect to provide the information in a tabular format similar to the following, which would have appeared on page 76 of the March 2010 Form 10-Q following the last paragraph on that page within the Asset Quality section of MD&A:
Table XX — Troubled Debt Restructurings

	New for the 3 months
	ended March 31, 2010		As of March 31, 2010
(Dollars in thousands)	No.	Amount	No.	Amount

Permanent mortgage	54	$30,013	98	$60,725
Home equity	93	8,914	286	30,488
Commercial loans	4	6,204	19	21,075
Credit Card and Other	126	597	147	5,589

Total troubled debt restructurings (a)	277	$45,728	550	$117,877

(a)	Excludes restructured loans classified as loans held-for-sale.

d.	Describe how you determined whether a loan is “restructured in accordance with regulatory guidelines” and discuss any modifications made that are not in accordance with regulatory guidelines.
Response
In future Forms 10-K and 10-Q we will enhance the Past Due Loans and Potential Problem Assets section of Nonperforming Assets (pp. 49-51 of Exhibit 13 of FHN’s 2009 Form 10-K) to discuss FHN’s compliance with regulatory guidelines when restructuring loans, for which an illustrative disclosure is provided below. However, we are not aware of any modifications which occurred where restructured loans were not in compliance with regulatory guidelines as we believe FHN follows prudent lending practices when modifying loans. Thus, we believe no discussion is necessary for that item.
FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower’s current and prospective ability to comply with the modified terms of the loan. Additionally, FHN structures loan modifications to amortize the debt within a reasonable period of time.
e.	Disclose your policy for determining whether a modification meets the criteria of being a “troubled debt restructuring” under the guidance of ASC 310-40-15-11 (paragraph 5 of SFAS 15) and describe how this classification affects the methodology you used for calculating any related allowance.
Response
In future Forms 10-K and 10-Q we will enhance the Past Due Loans and Potential Problem Assets section of Nonperforming Assets (pp. 49-51 of Exhibit 13 of FHN’s 2009 Form 10-K) to disclose FHN’s policy for determining whether a modification meets the criteria of being a troubled debt restructuring (TDR) as well as how a loan’s classification as a TDR affects the impairment analysis performed by FHN. An illustrative disclosure is provided below:
FHN considers whether a borrower is experiencing financial difficulties, as well as whether a concession has been granted to a borrower determined to be troubled, when determining whether a modification meets the criteria of being a troubled debt restructuring (TDR) under FASB Accounting Standards Codification (ASC) 310-40. For such purposes, evidence which may indicate that a borrower is troubled includes, among other factors, the borrower’s default on debt, the borrower’s declaration of bankruptcy or preparation for the declaration of bankruptcy, the borrower’s forecast that entity-specific cash flows will be insufficient to service the related debt, or the borrower’s inability to obtain funds from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor. If a borrower is determined to be troubled based on such factors or similar evidence, a concession will be deemed to have been granted if a modification of the terms of the debt occurred that FHN would not otherwise consider. Such concessions may include, among other modifications, a reduction of the stated interest for the remaining original life of the debt, an extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk, a reduction of accrued interest, or a reduction of the face amount or maturity amount of the debt.
Following a troubled debt restructuring, modified loans within the consumer portfolio which were previously evaluated for impairment on a collective basis based on their smaller balances and homogenous nature become subject to the impairment guidance in ASC 310-10-35 which requires individual evaluation of the debt for impairment. However, as allowed in ASC 310-10-35, FHN may aggregate certain smaller-balance homogeneous TDRs and use historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate to measure impairment when such impaired loans have risk characteristics in common.
f.	Describe your policy for determining when a modification is classified as nonaccrual.
Response
In future Forms 10-K and 10-Q we will enhance the Past Due Loans and Potential Problem Assets section of Nonperforming Assets (pp. 49-51 of Exhibit 13 of FHN’s 2009 Form 10-K) to disclose FHN’s policy for determining when a modification is classified as nonaccrual. An illustrative disclosure is provided below:
Loans which have been formally restructured and are reasonably assured of repayment and of performance according to their modified terms are generally classified as nonaccrual upon modification and subsequently returned to accrual status by FHN provided that the restructuring and any charge-off taken on the loan are supported by a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the revised terms. Otherwise, FHN will continue to classify restructured loans as nonaccrual. FHN’s evaluation supporting the decision to return a modified loan to accrual status includes consideration of the borrower’s sustained historical repayment performance for a reasonable period prior to the date on which the loan is returned to accrual status, which is generally a minimum of six months. In determining whether to place a loan on nonaccrual status upon modification, FHN may also consider a borrower’s sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as the restructured terms may reflect the level of debt service a borrower has already been making.
g.	Specifically describe the extent to which you are participating in modifications under programs similar to the Making Home Affordable Programs.
Response
As previously noted, we will revise our future Form 10-K and Form 10-Q filings to include a description of each consumer loan modification program including the type of loans eligible and the modification options available.
h.	Discuss the success rates of these modification programs. Additionally, please quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program. Discuss how you consider these success metrics in your determination of the allowance for loan losses.
Response
The consumer loan modification programs are still in their infancy from a credit lifecycle perspective and the loans have yet to fully season; therefore, we are unable to quantify success rates at this time. The majority of these accounts were modified in the fourth quarter 2009. The metrics currently being developed to determine our success rates includes pre and post modification delinquency and charge-

off rates of the TDR pool compared to the overall loan portfolio. The TDR pool is segregated and modeled separately when determining the associated allowance for loan losses.
i.	Discuss whether you have modified any loans that you do not consider to be troubled debt restructurings. If you do, please describe them and why you do not consider them to be troubled debt restructurings.
Response
ASC 310-40 (and other regulatory guidelines and bulletins) provides that a restructuring of a debt constitutes a TDR if the creditor for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. The guidance also provides examples of debt restructurings that should not be designated as a TDR. Modifications are assessed under FHN’s TDR policy which provides the guidance for determining whether a modification meets the criteria of being a TDR. Modifications that meet the requirements of being designated as a TDR are identified and reported in accordance with policy.
15.	Please tell us and revise your future filings to disclose the extent to which you have performed any commercial or commercial real estate (CRE) workouts. Please also specifically address whether you have restructured an existing loan into multiple new loans (i.e. A Note/B Note structure). To the extent that you have performed these or other types of commercial or CRE workouts, please provide us with and revise your future filings to disclose the following:
Response
As part of our credit risk management governance processes, our Loan Rehab and Recovery Department (LRRD) is responsible for managing most commercial and commercial real estate relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. During 2009, continued housing value declines and economic stress impacted our commercial portfolios which experienced higher levels of losses. Broad-based economic pressures, including further reductions in spending by consumers and businesses, also continued to impact other commercial credit quality indicators.
a.	Quantify the amount of commercial or commercial real estate loans that have been renegotiated or modified, and describe the types of modifications or work outs performed;
Response
The volume of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses has increased commensurate with the commercial credit quality deterioration experienced during this recent economic downturn and housing crisis. We may modify a commercial loan to grant a concession under circumstances that we would not consider to be a Troubled Debt. Troubled Debt Restructurings have been reported in our prior filings within our nonperforming loan disclosures. Separate additional proposed disclosure regarding Troubled Debt Restructurings has been proposed for future filings in our response to Comment 14(c). Except for those modifications considered to be Troubled Debt Restructurings, management’s asset quality internal reporting protocols and procedures do not capture every instance where workout strategies for commercial or commercial real estate loans were utilized; therefore, at this time we cannot provide the quantification requested.
While every circumstance is different, LRRD will generally use forbearance agreements for commercial loan workouts. Other workout strategies utilized by LRRD include principal paydowns/payoffs, obtaining additional collateral, modification of interest payments or entering into short sale agreements. Each commercial workout situation is unique and evaluated on a case-by-case basis.
b.	Quantify the amount of loans that have been restructured using multiple loan type of workout strategy in each period presented;
Response
As of December 31, 2009 and March 31, 2010, FHN did not have any loans outstanding which had been restructured using a multiple loan workout strategy, nor does it currently have any restructured loans for which such a strategy has been implemented. Therefore, the disclosure suggested is not applicable for FHN at this time.
c.	Discuss the benefits of each workout strategy, including the impact on interest income and credit classifications;
Response
The intended benefit of any workout or rehabilitation strategy employed by LRRD is the mitigation or minimization of loan losses incurred by the Company. Each workout situation is unique and evaluated on a case-by-case basis. Loans are placed on nonaccrual status when it becomes evident that full collection of principal and interest is at risk or if the commercial loan becomes 90 days or more past due. Workout strategies employed where, for economic or legal reasons related to the borrower’s financial condition, we grant a concession to the borrower that we would not otherwise consider are evaluated as a Troubled Debt Restructuring.
d.	Discuss the general terms of the new multiple loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
Response
See response to comment 15(b).
e.	Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
Response
See response to comment 15(b).

f.	Confirm that the A note is classified as a TDR, and explain your policy for removing such loans for TDR classification; and
Response

See response to comment 15(b).
g.	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.
Response

See response to comment 15(b).
Financial Statements
Note 1. Summary of Significant Accounting Policies
Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements, page 76
16.	You state on page 76 that you accounted for the short-term purchase of securities under agreements to resell as collateralized financings except where you do not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Please revise your future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Response

For all periods included within the 2009 Form 10-K, all transactions involving securities purchased under resale agreements were accounted for as collateralized financings. We will revise future disclosures on Form 10-K to make this explicit in our financial statements. An illustrative disclosure, based on disclosures in Note 1 to the financial statements in Exhibit 13 of FHN’s 2009 Form 10-K (pg. 76), with additional information underlined, is provided below:
Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2009 and 2008, and for the three years ended December 31, 2009, all of FHN’s securities purchased under agreements to resell were recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and FHN may require counterparties to deposit additional collateral or FHN may return collateral pledged when appropriate to maintain full collateralization for these transactions.
Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. As of December 31, 2009 and 2008, FHN had pledged $1.5 billion and $1.2 billion, respectively, of available for sale securities as collateral for these arrangements.

Real Estate Acquired by Foreclosure, page 79
17.	In your future filings please revise your footnotes or MD&A to quantify the amount of development costs associated with foreclosed property under construction that were capitalized during each period presented. Quantify the amount of development costs you expect to incur in future periods to complete development of such properties.

Response

In future Forms 10-K and 10-Q, FHN will provide a rollforward disclosure, substantially similar to that shown below, of Foreclosed Real Estate within the Nonperforming Assets discussion in MD&A as well as analysis necessary to explain significant trends or material changes in the balance of foreclosed real estate during the periods presented. As requested, the rollforward example below includes the amount of development costs capitalized for foreclosed properties under construction during the periods presented. Additionally, as reflected in the table below, the amount of capitalized development costs recognized have been relatively minor relative to the balance of foreclosed assets. Currently, FHN does not anticipate a significant deviation from historical trends in the near future. Should FHN’s expectations of development costs become increasingly material, FHN will provide such information in MD&A in proximity to the table provided below:
     Table XX — Rollforward of Foreclosed Real Estate

Three Months Ended
March 31
(Dollars in thousands)	2010

Beginning balance (a)	$113,722
Valuation adjustments	(5,931)
New foreclosed property	47,089
Capitalized expenses	1,633
Disposals:
Single transactions	(43,493)
Bulk sales	—
Auctions	—

Ending balance, March 31 (a)	$113,020

(a)	Excludes foreclosed real estate from GNMA loans.
Note 7. Intangible Assets, page 97
18.	For each of your reporting units, please revise your future filings to quantify the percentage of the carrying value by which the fair values arrived at in your impairment testing exceeded the carrying value.

Response

Our critical accounting policies section within MD&A included the following discussion (pp. 58-59 of Exhibit 13 to our 2009 Form 10-K):
Accounting standards require management to estimate the fair value of each reporting unit in assessing impairment at least annually. As such, FHN engages an independent valuation to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. An independent assessment was completed in 2009 and utilized three separate methodologies, applying a weighted average to each in order to determine fair value for each reporting unit. The valuation as of October 1, 2009, indicated no goodwill impairment in any of the reporting units. Other than the goodwill impairments previously disclosed, as of the measurement date, the fair values of both Regional Banking and Capital Markets were substantially greater than their carrying values.
In order to enhance the disclosure currently provided within MD&A, we will revise future disclosures on Form 10-K to specify the relationship between fair value and carrying value for each reporting unit with goodwill as of the balance sheet date within MD&A by replacing the final sentence of the paragraph above with a sentence consistent with the following example, which provides information as of December 31, 2009:
As of the measurement date, the fair value of Regional Banking and Capital Markets exceeded their carrying values by 17.8 percent and 29.7 percent, respectively.
Note 22. Fair Value of Assets & Liabilities, page 127
19.	According to the table at the top on page 130, it appears that the balance of level 3 Trading securities of $56.1 million at December 31, 2009 primarily relates to Mortgage Banking trading securities which include retained and excess interests from certain securitizations. Please revise your future filings to address the following regarding your retained and excess interests and other similar securities within Mortgage Banking trading securities:
a.	Provide breakdown of the types of securities included in your Mortgage Banking trading securities.
Response

While mortgage banking trading securities are included within the Level 3 fair value disclosures in Note 22 of our consolidated financial statements included in Exhibit 13 of our 2009 Form 10-K, details regarding the types and related fair values of retained and excess interests included in Mortgage banking trading securities have been provided for both annual and quarterly periods in the sensitivity of retained interests table within FHN’s Loan Sales and Securitizations footnote (see Note 23, pg. 141, in Exhibit 13 of our 2009 Form 10-K and Note 13, pg. 31, in our March 2010 Form 10-Q) which provides the sensitivity of the fair value of all retained interests to immediate 10 percent or 20 percent adverse changes in key assumptions. Additionally, note that in conjunction with the adoption of the provisions of ASU 2009-17, effective January 1, 2010, FHN consolidated all securitization trusts for which it held subordinated bonds and residual interests as of December 31, 2009. Accordingly, the subordinated bonds and residual interests were removed from FHN’s balance sheet, leaving only excess interest within Level 3 Mortgage banking trading securities. Further, upon adoption of the provisions of ASU 2010-06, effective for first quarter 2010 fair value disclosures, FHN designated excess interest as a separate class of Mortgage banking trading securities (see Note 16, pg. 48, in our March 2010 Form 10-Q) which provides the segregation requested by the Staff in its comment.
b.	It appears the net unrealized gains included in Net Income from such securities for 2009 was approximately $41.1 million. Please describe the primary drivers of the significant unrealized gains recognized on these securities during 2009.
Response

At December 31, 2009, excess interest represented the primary component of Mortgage banking trading securities measured at fair value. Principal-only strips, residual interests, subordinated bonds and certificated interest-only strips represented much smaller portions of Mortgage banking trading securities measured at fair value. Given this composition of Mortgage banking trading securities, the unrealized gains included in net income primarily represented changes in fair value of excess interest. The primary driver of the unrealized gains in excess interest was changes in interest rates.

Note that base servicing (MSR) and excess servicing (IO) are the top two priority tranches within the cash flow waterfall for the applicable securitization structures. Base servicing was typically established at either 25 basis points or 37.5 basis points of the loans serviced, with excess servicing representing additional basis points of yield (on the serviced loans) that is retained by FHN. Thus, the changes in value of MSR and excess interest are highly correlated in terms of their response to changes in interest rates and the related effects on estimated prepayment speeds and discount rates.

FHN provided the following discussion of the effects of changes in interest rates on its MSR and excess interest within its Critical Accounting Policies section of MD&A within its 2009 Form 10-K (pages 54-56); we believe that discussion addresses the Staff’s comment.
MSR Estimated Fair Value

FHN has elected fair value accounting for all classes of mortgage servicing rights. The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type, and other factors. FHN uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, FHN utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates, and other factors. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.

Excess Interest (Interest-Only Strips) Fair Value – Residential Mortgage Loans

In certain cases, when FHN sold mortgage loans in the secondary market, it retained an interest in the mortgage loans sold primarily through excess interest. These financial assets represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Consistent with MSR, the fair value of excess interest typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for excess interest is limited, and the precise terms of transactions involving excess interest are typically not readily available. Accordingly, FHN relies primarily on a discounted cash flow model to estimate the fair value of its excess interest. Estimating the cash flow components and the resultant fair value of the excess interest requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of excess interest include prepayment speeds and discount rates, as discussed above. FHN’s excess interest is included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains.
Upon investigating the composition of the reported amount of unrealized gains for Mortgage banking trading securities in the year ended December 31, 2009, FHN determined that the reported amount reflects all fair value marks recognized for excess interest that were recorded during the year. However, throughout 2009, FHN executed sales of excess interest and recognized the reclassification from excess interest to MSR as noted in the Staff’s Comment 19(d). Upon review of the disclosure requirements of ASC 820-10-50, only unrealized gains associated with excess interest still held at the reporting date should have been included within the amount disclosed. Accordingly, FHN has determined that the appropriate amount of unrecognized gains to report for the year ended December 31, 2009, is $14.4 million, which includes a $3.5 million reduction of unrealized gains resulting from the reclassification of excess interest to MSR in third quarter 2009. FHN has determined that only amounts associated with excess interest were incorrectly reported within this disclosure and that this issue did not affect the reported amounts of realized and unrealized gains and losses reported in the Consolidated Statements of Income for the year ended December 31, 2009.
c.	More clearly identify how you valuation methodology capture the credit losses experienced in the portfolios supporting these retained interests and similar securities reported in Mortgage Banking trading securities. Specifically address how you ensure that the data used from observable inputs reflect comparable credit and prepayment speeds to these securities.
Response

FHN’s valuation of excess and residual interests in securitizations utilizes inputs that generally correlate to those used in the valuation of the associated mortgage servicing rights (MSR). Note that in all securitizations for which it held retained interests, FHN also held the associated MSR. Accordingly, the valuation methodologies and inputs used for MSR provided the base for the valuation of the excess and residual interests. Since MSR and excess interest are closely correlated in valuation behavior (see additional discussion in the response to Comment 19(b)), FHN’s periodic comparison of its estimates and assumptions used in valuing MSR to estimates and assumptions used by brokers, service providers, and recent market activity provides corresponding evidence regarding the validity of inputs selected by FHN in the valuation of excess interest.

Similarly, the valuation of residual interests was also supported by the validation process applied to the associated MSR. However, since MSR represents the highest priority tranche in the related securitization and a residual interest represents the lowest priority tranche in the same securitization, FHN adjusted the discount rate (which included credit risk considerations) that was applied in the valuation of the residual interests to reflect its estimate of the yield that a market participant would require. Thus, the valuation of residual interests was more severely impacted than MSR by changes in key inputs, including both prepayment speeds and credit risk (as embedded in the associated discount rate). However, the validity of all other inputs was supported through the input discovery process utilized by FHN for the related MSR. As servicer for the associated securitizations, FHN was able to corroborate the inputs utilized based on its own observations of loan performance, specifically related to prepayment rates and credit losses.

In order to enhance the disclosure of these valuation methodologies, we will revise future disclosures on Form 10-K and Form 10-Q to more clearly identify how credit and prepayment risks are incorporated and validated within the valuation process. An illustrative disclosure utilizing the most recent disclosure of FHN’s valuation methodologies included in Note 16 – Fair Value (pg. 53 of the March 2010 Form 10-Q), with revised information underlined, is provided below:
Trading securities and trading liabilities. Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, LIBOR and U.S. Treasury curves, credit spreads, and consensus prepayment speeds. Trading loans are valued using observable inputs including current market transactions, swap rates, mortgage rates, and consensus prepayment speeds.

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Condensed Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Condensed Statements of Income.

The fair value of excess interest is determined using prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing excess interest are consistent with those used to value the related MSR. The fair value of excess interest typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

The fair value of certificated residual interests was determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing residual interests are generally consistent with those used to value the related MSR. However, due to the lack of market information for residual interests, at March 31, 2009, FHN applied an internally-developed assumption about the yield that a market participant would require in determining the discount rate for its residual interests. The fair value of residual interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. All residual interests were removed from the balance sheet upon adoption of ASU 2009-17 on January 1, 2010.

In some instances, FHN retained interests in the loans it securitized by retaining certificated principal only strips or subordinated bonds. Subsequent to the August 2008 reduction of mortgage banking operations, FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads, and consensus prepayment speeds to determine the fair value of principal only strips. Previously, FHN used the market prices from comparable assets such as publicly traded FNMA trust principal only strips that were adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities in valuing the principal only strips. The fair value of subordinated bonds was determined using the best available market information, which included trades of comparable securities, independently provided spreads to other marketable securities, and published market research. Where no market information was available, the company utilized an internal valuation model. As of March 31, 2009, no market information was available, and the subordinated bonds were valued using an internal discounted cash flow model, which included assumptions about timing, frequency and severity of loss, prepayment speeds of the underlying collateral, and the yield that a market participant would require. All subordinated bonds were removed from the balance sheet upon adoption of ASU 2009-17 on January 1, 2010.
d.	You state on page 129 that in the third quarter of 2009, $11.1 million was reclassified from trading securities to MSR.
•	Tell us in greater detail, the reasons for the reclassification.

•	Tell us and disclose the impact, if any, of this reclassification on your unrealized gains on these trading securities.

•	Similarly quantify any other resulting impact on your Income Statement resulting from the reclassification.
Response

As noted in the response to Comment 19(b), base servicing (MSR) and excess servicing (IO) are the top two priority tranches within the cash flow waterfall for the applicable securitization structures. In third quarter 2009, in conjunction with its preparation for the adoption of ASU 2009-17 effective January 1, 2010, FHN identified differences between the percentages of yield allocated to base and excess servicing fees retained by FHN for certain securitization trusts (primarily proprietary) established prior to 2008. At that time FHN verified the proper allocation by examining the offering prospectus associated with each securitization, noting that the amounts attributed to base servicing were understated on certain adjustable rate mortgage securitizations. Adjustment of the values to reflect the appropriate allocation between base and excess servicing resulted in the reclassification of $11.1 million from trading securities to MSR as noted on page 52 of Form 10-Q for third quarter 2009 and on page 129 of Form 10-K for the year ended December 31, 2009. While the reclassification decreased the unrealized gain on trading securities as discussed in the response to Comment 19(b) above, it had no effect on FHN’s Consolidated Statements of Income as excess interest and MSR are highly correlated in valuation (due to their highly similar nature) and as both excess interest and MSR are recognized at elected fair value with changes in fair value being included within Mortgage Banking income.
In order to enhance the disclosure currently provided within the Fair Value of Assets & Liabilities footnote, FHN will prospectively revise that footnote with future filings on Form 10-K and Form 10-Q, to clarify that the reclassification had no effect on FHN’s Consolidated Statements of Income. An illustrative disclosure utilizing the most recent disclosure of FHN’s valuation methodologies included in Note 22 – Fair Value of Assets & Liabilities on page 129 of Exhibit 13 of the 2009 Form 10-K is provided below with additional information underlined:
In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations. As a result, $11.1 million was reclassified from trading securities to MSR within level 3 assets measured at fair value on a recurring basis. The reclassification had no effect on FHN’s Consolidated Statements of Income as excess interest and MSR are highly correlated in valuation and as both excess interest and MSR are recognized at elected fair value with changes in fair value being included within Mortgage Banking income.
Exhibits 31(a) and 31(b)
20.	We note that Exhibits 31(a) and 31(b) to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying officers in the introductory section of the certifications. We note similar modifications in the exhibits to the Form 10-Q for the quarterly period ended March 31, 2010. In future filings please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. In your response, please provide us with your proposed revised certifications for your next periodic report.

Response

In future Form 10-K and 10-Q filings we will conform our Exhibit 31 certifications to Item 601(b)(31) of Regulation S-K pursuant to your comment. What follows is the text of those Exhibits proposed to be filed with our Form 10-Q for the period ending June 30, 2010:

Exhibit 31(a)
FIRST HORIZON NATIONAL CORPORATION
RULE 13a – 14(a) CERTIFICATIONS OF CEO
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(QUARTERLY REPORT)
CERTIFICATIONS
I, D. Bryan Jordan, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of First Horizon National Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: August xx, 2010

/s/ D. Bryan Jordan
D. Bryan Jordan
President and Chief Executive Officer

Exhibit 31(b)
FIRST HORIZON NATIONAL CORPORATION
RULE 13a — 14(a) CERTIFICATIONS OF CFO
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(QUARTERLY REPORT)
CERTIFICATIONS
     I, William C. Losch III, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of First Horizon National Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: August xx, 2010

/s/ William C. Losch III
William C. Losch III
Executive Vice President and Chief Financial Officer

Form 10-Q for the Quarterly Period Ended March 31, 2010
Management’s Discussion and Analysis
Business Line Review
Non-Strategic, page 63
21.	You state on page 63 that Other Income within Noninterest Income for the first quarter of 2010 included a $10 million charge to increase the repurchase reserve for prior consumer loan sales. Elsewhere on that page you state that Noninterest Expense includes a $28.4 million increase in charges related to the repurchase reserve from legacy mortgage banking originations. Please tell us and revise your future filings to explain why such amounts appear in two different subtotals (Noninterest Income versus Noninterest Expense) on your Statement of Income. Clearly identify the difference between the transactions underlying these amounts.

Response

Through third quarter 2008, FHN engaged in sales and securitizations of first lien mortgages through its legacy mortgage banking operations. From 2004 through 2007, FHN also engaged in the origination and subsequent sale and/or securitization of other consumer junior lien home equity loans, including home equity lines of credit (HELOCs) and second lien mortgages. Within FHN’s segment reporting structure in effect for its Form 10-K for the year ended December 31, 2009, first lien mortgage production and sale activities were included in the mortgage banking segment while origination and sale of all junior lien consumer real estate loans were included in FHN’s national specialty lending segment. The primary acquirers of first lien mortgages from FHN were government sponsored enterprises (e.g., FNMA, FHLMC and GNMA) utilizing the operating agreements and underwriting requirements of those enterprises. Private investors were a much less significant portion of first lien mortgage sales. In contrast, all sales of junior lien consumer real estate loans occurred with private investors with each investor requiring specific forms of representations and warranties related to the sales.

Prior to the unprecedented levels of mortgage defaults that have been experienced throughout 2009 and 2010, the repurchase or loss indemnification (collectively “repurchase”) for first lien mortgage loans was primarily related to limited recourse loans originated under specified government-sponsored programs, primarily FHA and VA, that were securitized through GNMA. Note the discussion of these programs within our Foreclosure and Repurchase Reserves section of Critical Accounting Policies with MD&A of Exhibit 13 of our 2009 Form 10-K (pp. 57 and 58) and MD&A of our March 2010 Form 10-Q (pp. 89 — 91).

Since these loans were primarily originated under the standards of the GSEs, FHN determined that minimal reserves were required at the time loans were sold and that credit events occurring after the time of sale presented a valuation of repurchase risk for which FHN would sustain a loss. Due to the lack of accounting guidance related to the classification of repurchase loss estimates (ASC 860-20-30-1 only specified the requirement to accrue a sale-related liability at fair value) for these loans and due to the timing of loss events (occurring subsequent to sale), FHN determined that repurchase losses related to first lien mortgages were considered to be components of noninterest expense rather than being considered as reductions of gains of sales (contra-income). Note that while FHN understood that the obligating event occurred at the time the loans were sold (under the representations and warranties provided to the buyer) the nature of the loans sold indicated that minimal loss should be attributed to them at the time of sale given that they had qualified for the applicable government programs.

Upon initiating sales and securitizations of junior lien consumer loans to private investors in 2004, FHN determined that the associated investor agreements imposed additional and unique forms of representations and warranties on FHN when compared to those included within the agreements with GSEs. Specifically, repurchase or indemnification was required for extended periods for early payoffs (e.g., 90 or 120 days) and conversions of loans from floating rate to fixed rate over the life of the related loan (i.e., a borrower electing to convert a loan from floating rate to fixed rate within a specified time frame would result in a repurchase obligation for FHN). These obligations were included in the agreements with private investors along with standard representations and warranties for items such as fraud and failure to adhere to underwriting standards. Note that at this time (i.e., primarily 2004 through 2006), credit risk was considered minimal in the related loans, but the non-credit related factors that would trigger a repurchase or indemnification were considered probable, and therefore, it was deemed appropriate to reserve for them at the time of sale. Accordingly, FHN determined that reserves for estimated repurchase activity under these non-standard representations and warranties should be included within the initial recognition of the sale of the junior lien loans as reductions of the gain on sale which is a component of noninterest income. Subsequent adjustments to these reserve levels were also included in noninterest income.

In late 2008 and early 2009, as defaults on first and junior lien residential mortgage loans began to increase significantly, FHN experienced a corresponding increase in repurchase activity for both first lien and junior lien mortgage loans. Consistent with its prior classification of repurchase losses associated with loans sold to GNMA, FHN classified the increased credit-related repurchase losses for first lien production within noninterest expense. Consistent with its prior presentation of estimated repurchase activities for junior lien loans, FHN classified credit-related repurchase losses for these loans within noninterest income. Note that due to the volume of loans sold, the volume of repurchase expense recognized for first lien mortgages has proven to be significantly greater than the repurchase losses experienced for junior lien mortgages.

In third quarter 2009, FHN reached a settlement with the primary purchaser of its junior lien mortgages. As part of the settlement, FHN was relieved of further repurchase obligations associated with the loans acquired by this counterparty. Accordingly, since second quarter 2009, repurchase expense associated with junior lien loans has been minimal. In contrast, due to the life-of-loan nature of the representations and warranties provided to the GSEs (primarily FNMA and FHLMC) for fraud and adherence to underwriting standards, FHN has experienced continuing high levels of repurchase expense associated with prior sales of first lien mortgages because loss severities are affected by the credit status of repurchased loans and related housing price declines.

With the change in FHN’s strategic direction that occurred throughout 2007, 2008, and 2009, the classification of first lien repurchase losses as noninterest expense became more relevant because after the August 31, 2008 divestiture of the mortgage banking origination platform, national mortgage lending ceased. National mortgage loan sales wound down shortly thereafter, creating a situation where almost no origination income was being realized. Thus, the absence of origination income created a situation whereby the inclusion of repurchase losses within Mortgage Banking income would have resulted in consistently negative levels of origination income.

In first quarter 2010, FHN revised its operating segments to better align with its strategic direction, representing a focus on its regional banking franchise and capital markets business. Key changes included the addition of the non-strategic segment which combined the former legacy mortgage banking (where first lien repurchase activity had been recognized) and national specialty lending (where junior lien repurchase activity had been recognized) segments. This resulted in the presentation within the non-strategic segment as noted by the Staff in its comment (i.e., repurchase losses for prior sales of junior lien mortgages included within noninterest income and repurchase losses for prior sales of first lien mortgages included within noninterest expense).

We note that this classification inconsistency does not in any way affect the reported results of operations and we note that, when relevant to understanding quarterly and annual operating results, FHN fully disclosed the amount and classification of its repurchase losses for both first lien and junior lien mortgages. Further, the prospective effects on reported results of operations related to repurchase activity for junior lien loans originated and sold or securitized through FHN’s former equity lending business is expected to be minimal given the third quarter 2009 settlement of repurchase obligations with the primary acquirer of junior lien loans.

In order to enhance the disclosure of this transaction within MD&A, we will revise future disclosures on Form 10-K and Form 10-Q to further highlight the nature of loans included within loan repurchase amounts affecting noninterest income and noninterest expense. An illustrative disclosure utilizing the disclosure referenced in the Staff’s comment based on disclosures in the MD&A section of FHN’s March 2010 Form 10-Q (pg. 63), with additional information underlined, is provided below:
The pre-tax loss for the non-strategic segment was $57.7 million in 2010 compared with $115.0 million in 2009. Net interest income declined $11.3 million to $38.9 million as the net interest margin was relatively unchanged. The wind-down of the construction portfolios was the primary source of the lower net interest income from 2009. Provision expense declined $139.9 million from first quarter 2009 primarily due to reduced exposure from the construction portfolios as average balances of these loans have declined 67 percent since first quarter 2009.

Noninterest income declined $77.0 million from $111.6 million in first quarter 2009 primarily due to significantly lower mortgage banking income. Servicing income, which comprises the majority of mortgage banking income, decreased by $71.5 million as 2009 included $84.7 million of positive hedge gains compared to only $10.9 million in 2010. A widening of spreads between mortgage and swap rates affected the notably larger positive hedge results in 2009. Servicing fees declined $7.4 million consistent with the continued decline in the size of the servicing portfolio. In first quarter 2009, other income included a $10.0 million charge to increase the repurchase reserve for prior junior lien consumer mortgage loan sales.

Noninterest expense was $76.7 million in 2010 compared with $84.0 million in 2009. The decrease in noninterest expense of $7.4 million includes the effect of a $28.4 million increase in charges related to the repurchase reserve from legacy national mortgage banking first lien mortgage originations and sales. Other expenses in 2009 included a $14.3 million charge to reflect estimated losses from private mortgage reinsurance contracts which affected the year over year decline in other expense. Additionally, in first quarter 2010, FHN reached a settlement which resulted in the cancellation of an HLTV insurance contract and return of $3.8 million of premiums. Declines in personnel expense, equipment and maintenance costs, and contract employment expenses resulted from the continued wind down of businesses within this segment. Net charges related to restructuring, repositioning, and efficiency initiatives within noninterest expense were minimal in both periods.
Exhibits 10.4(d) and 10.5(r)
22.	We note that you filed Exhibits 10.4 (d) and 10.5 (r) as part of the body of the Form 10-Q. These exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report. Please refile the exhibits accordingly.

Response

We note that Exhibits 10.4 (d) and 10.5 (r) were not properly tagged within the EDGAR system as “exhibits” in the Form 10-Q originally filed on May 6, 2010. Consequently, FHN has refiled these two exhibits, properly tagged, on June 4, 2010 on Form 10-Q/A.

* * *
As requested in the letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the March 2010 Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K or the March 2010 Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Please feel free to call me at (901)537-1969 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.
Very truly yours,

/s/ Jeff L. Fleming
Jeff L. Fleming
Executive Vice President and Corporate Controller

Appendix A
Text of Pages 15-17 of Definitive Proxy Statement filed on March 16, 2010
     Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this proxy statement, in whole or in part, the following Compensation Committee Report shall not be incorporated by reference into any such filings.
     Compensation Committee Report. The Compensation Committee of our Board of Directors has reviewed and discussed with management, among other things, the section of this proxy statement captioned “Compensation Discussion and Analysis” beginning on page 39. Based on that review and discussion, the Compensation Committee has recommended to our Board that the “Compensation Discussion and Analysis” section be included in this proxy statement.
     The Corporation is a participant in the Capital Purchase Program portion of the U.S. Treasury Department’s Troubled Asset Relief Program (“TARP”) authorized under the Emergency Economic Stabilization Act of 2008, as amended. In compliance with TARP requirements in effect at that time, the Committee met in January 2009 with our chief risk officer and chief credit officer to review and assess the Corporation’s key business and other risks, and the relationship of those risks, along with our risk management policies and practices, to the Corporation’s compensation arrangements in which the named executive officers participate, especially the incentive plans and programs. Under the TARP rules, the executive officers named in the Summary Compensation Table of this proxy statement are referred to as “senior executive officers” or “SEOs” for the year 2009. The Committee concluded that those plans and programs do not encourage our SEOs to take unnecessary and excessive risks that threaten the value of the Corporation.
     In June 2009 the TARP rules were amended. Under the amended rules, the Committee is required to conduct an expanded, semi-annual review of all compensation plans of the Corporation in relation to the risks facing the Corporation. The first such review took place in September 2009. In connection with that review, the Committee met with our chief risk officer, our chief credit officer, our chief legal officer, and our chief human resources officer. The reviews included all plans, programs, and arrangements (collectively referred to as “plans”) involving two or more employees, regardless of rank and regardless of the dollars involved.
     At the September meeting, 118 plans were reviewed. In the review process, each plan was assigned an inherent risk rating (high, medium, or low). The inherent risk rating reflects an assessment of the magnitude of risk to which the plan exposes the Corporation, before taking into consideration controls and other factors that are external to the plan itself. Although all risks were considered, three risk types are especially relevant to incentive plans: compliance risk; inappropriate business risk; and financial reporting risk. Compliance risk arises if an employee, in an effort to obtain or increase an incentive payment, violates legal rules or company policies. Inappropriate business risk arises if incentives encourage personnel to engage in business-generating activities the risks of which are not priced into the Corporation’s products and services or for other reasons are not appropriate for the Corporation. Financial reporting risk arises if incentives are based on reported financial results; absent adequate controls, such incentives could encourage manipulation or other corruption of the financial reporting process, either by deliberate fraud or unconscious bias.
     The review process then examined the controls and other mitigating factors that affect how each plan’s inherent risks are managed or controlled, and also examined other factors that would bear upon an assessment of the real-world risks to which the plan could expose us. A residual risk rating was assigned to each plan as a result of this analysis.
     The overall risk-assessment process was guided by seven principles:
(1)	Short-term incentives are an appropriate part of a total compensation strategy, especially when they reward achievement of short-term tactical objectives that are considered consistent with and contribute towards achievement of long-term objectives.

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(2)	Plans should encourage long-term performance and long-term value creation.

(3)	A holistic approach should be taken, in addition to a review of each plan, in order to better assess whether the risk-taking behaviors being motivated, on balance, are excessive or unnecessary.

(4)	Controls and mitigating features and factors that in practice are related to plans or plan performance should be identified and assessed, whether or not they are technically written into the plans.

(5)	Exacerbating features and factors that in practice are related to plans or plan performance should be identified and assessed, whether or not they are technically written into the plans.

(6)	Identify and assess groups of features or plans that amplify each other, or otherwise interact, in unexpected or inappropriate ways.

(7)	Any departments or other groups of employees that are part of the control or mitigation framework for those plans that are significant (in terms of risk to the company) should have their compensation structures, especially incentives, viewed with a special consideration of their roles in managing or controlling risk.
     The following are key findings and results of the September review:
•	Nearly all the plans fell into the low inherent risk category. The reasons for that rating varied with the plan, but the most common reasons fall into these groups: the plan is not an incentive plan and thus encourages no activities other than continued employment; the activities encouraged expose us to little or no risk; and, the total amount of compensation expense is very low or the scope of the plan is limited to low risk areas.

•	The plans with medium or high inherent risk ratings were the Capital Markets bonus plan, the 2002 Management Incentive Plan (or MIP, which is an annual cash bonus plan for executives), and the active equity awards plans.

•	The residual risk rating of all plans, after considering controls and other factors, was low risk.
—	The residual risk of the Capital Markets plan is low primarily due to a number of risk management controls which are in place in that division. Those controls include, among others: divisional underwriting and similar controls are in place to control transactional risks; divisional controls and processes are in place to promote accurate record-keeping; a risk manager reporting to our corporate chief risk officer is embedded in the division; division transactions are reviewed and processed daily by an operations group separate from affected personnel and by a compliance team located in the division; and major divisional business decisions, including those that can have a substantial impact on the transactions that drive compensation, must be approved at the corporate level.

—	The MIP and the equity plans have a low residual risk primarily due to various financial reporting and other risk management controls that are in place throughout our company. Those controls include, among others: our accounting processes; internal and external audit functions; our internal control over financial reporting processes; and our disclosure control processes. These latter two controls involve key business line officers throughout our company in addition to accounting, finance, and legal professionals.
•	In all cases, the Committee judged the residual risks to be acceptable and appropriate in relation to the benefits to the Corporation from having the plans.
     Based on the foregoing, the Compensation Committee certifies that:
(1)	It has reviewed with senior risk officers the senior executive officer (SEO) compensation plans and has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of the Corporation;

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(2)	It has reviewed with senior risk officers the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to the Corporation; and

(3)	It has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of the Corporation to enhance the compensation of any employee.

     As an outgrowth of the risk assessment process, the Committee made several decisions affecting its practices. Although these decisions were not necessary for the Committee to make the certifications above, the Committee regards these as an important part of this discussion of risk in relation to compensation. These decisions are:
•	Under the MIP, when establishing executive bonus opportunities and determining actual bonus amounts, the Committee intends: (a) to use more than one major metric to measure success; and (b) to use at least two metrics either that are largely unrelated to each other (i.e., revenue growth and deposit growth), or that tend to work against each other (i.e., revenue growth and cost containment).

•	For the equity program, which applies to upper management as well as executive personnel, the Committee intends to continue to use a mix of time-lapse and performance restricted stock or stock units, along with limited use of stock options at the executive level.

•	For all plans, the Committee directed the development of a company-wide policy requiring forfeiture and recovery of incentives if the information upon which the incentive is based proves to be incorrect. Such a “clawback” policy was developed and approved by the Board in October. The policy supplements all incentive plans, and generally provides for the clawback of any portion of an incentive that is based on incorrect information for which the incentive recipient was substantially responsible.
The first two decisions are subject to legal restrictions imposed by the TARP rules on bonuses, stock awards, and other incentives to the SEOs and certain other employees during the time we continue to have Series CPP preferred stock issued to the U.S. Treasury under the TARP.
Compensation Committee
Colin V. Reed, Chairperson
Mark A. Emkes
James A. Haslam, III
R. Brad Martin

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